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Australian Cancer Technology Limited ACN 007 701 715
Level 36, Suite 4, 88 Phillip Street Sydney, NSW, 2000, AUSTRALIA
Tel: +61 2 9252 6899 Fax: +61 2 9252 6877
info@austcancer.com.au www.austcancer.com.au



2004 Annual Report

australian
cancer
technology

COMPANY

ACN 007 701 715

Aurora Place
Level 36, Suite 4
88 Phillip Street
Sydney, NSW, 2000
AUSTRALIA

Tel: 61 2 9252 6899
Fax: 61 2 9252 6877

www.austcancer.com.au

1175 Pittsford-Victor Road
Building 2, Suite 230
Pittsford, NEW YORK, 14534
UNITED STATES OF AMERCIA

Tel: (585) 419 9710
Fax: (585) 419 9715

www.revisyshealth.com

Australian Stock Exchange
ASX Code - ACU

NASDAQ Level 1 ADR
Program Code - AUCJY
(Bank of New York)

Frankfurt Stock Exchange
Xetra Code - CBS
ISIN Code - AU000000ACU7

Computershare Investor Services
Pty Limited

60 Carrington Street,
Sydney, NSW, 2000
AUSTRALIA

Tel: 61 2 8234 5000
Fax: 61 2 8234 5050

Ernst & Young
321 Kent Street,
Sydney, NSW, 2000
AUSTRALIA

Tel: 61 2 9248 5555
Fax: 61 2 9248 5205

Australia:
ANZ Banking Group Limited

United States:
JP Morgan Chase
Bank of America

The Annual General Meeting will be held at 1pm on Thursday 4 November 2004 in The Bridge Room & Lobby 117 Macquarie Street, Sydney.

A Notice of Meeting and Proxy Form are enclosed with the Annual Report.

Blake Dawson Waldron
Level 39, 101 Collins Street,
Melbourne, VICTORIA, 3000
AUSTRALIA

Tel: 61 3 9769 3695
Fax: 61 3 9679 3111

Henry Davis York
44 Martin Place,
Sydney, NSW, 2000
AUSTRALIA

Tel: 61 2 9947 6000
Fax: 61 2 9947 6999

Greenberg Traurig, LLP
Met Life Building
200 Park Avenue
New York, New York, 10166
UNITED STATES OF AMERICA

Tel: (212) 801 9380
Fax: (212) 801 6400

CONTENTS


CHAIRMAN'S
"We remain focused on the development of innovative approaches to cancer therapy... harnessing the immune system to fight what is one of the world's most devastating diseases."
Dr Roger Aston Chairman



Dear Shareholder,

The past year has witnessed some marked changes for Australian Cancer Technology Limited (AustCancer) resulting in the establishment of solid foundations to pursue our goal of delivering novel cancer drugs and therapeutic vaccines. Furthermore, the market has rewarded our strategy, recognising the changes we have implemented with significant growth in the value of our company.

We remain focused on the development of innovative approaches to cancer therapy. In addition to harnessing the immune system to fight what is one of the world's most devastating diseases, AustCancer is now clinically evaluating novel drugs aimed at improving quality of life and life expectancy in cancer patients. Despite the substantial contribution of chemotherapy and radiotherapy to the treatment of cancer during the past 30 years, cancer remains one of the principal causes of mortality in the world.

Immunotherapy is at comparatively early stage to traditional cancer therapies. Immunotherapy aims to treat cancer either through the administration of immunotherapy products, such as antibodies, or through the vaccination of patients against cancer. In recent years some significant successes have marked the progress in the field of immunotherapy such as "Herceptin" for breast cancer and "Avastin" for metastatic bowel cancer.

Our lead product, the Pentrys™ vaccine, based on the ubiquitous p53 tumour marker, originating from St. Vincent's Hospital, has now entered a multi-centre trial for prostate cancer in Melbourne at the Peter MacCallum Institute, The Royal Melbourne Hospital and the Austin Hospital. This trial will demonstrate whether Pentrys™ can regress tumour tissue in 40 patients who have become refractory to hormone therapy. To date, 24 patients have been vaccinated.

In September 2004, we acquired the US rights to RP101, a developmental pancreatic cancer drug from RESprotect Gmbh of Germany. RP101, has been shown to enhance the performance of traditional cytotoxic drugs by reducing the resistance that often develops after chemotherapy. In the course of this acquisition, AustCancer also invested in RESprotect becoming a 10% shareholder in the company, thus indirectly enjoying benefits from the launch of RP101 in Europe.

In July 2004, we acquired Galenica Pharmaceuticals, a US-based cancer immunotherapy company with a portfolio of adjuvants – key components of vaccines that are aimed at boosting immunity. Strong synergy exists between AustCancer and Galenica, with the company's products offering application to Pentrys™ in subsequent clinical trials. Galenica's adjuvant is being used in Pfizer's animal health business and in Endocyte's kidney cancer trials in the USA, the former expected to start producing revenues to AustCancer in 2005.

In May 2004, revenues began in the USA for our newly acquire revisys™ range of medical nutritionals. Revisys™ is a multi-layer range of medical nutritional supplements aimed at individuals with special nutritional needs, such as cancer patients. Management is working intensively to launch this range in Australia and Asia by December 2004.

This has been an exciting and dynamic year for us led by our new Managing Director, Mr. Paul Hopper. As we edge into 2005 we expect key announcements, following the consolidation of our acquisition strategy, to continue to provide shareholders with excellent growth potential.

I would like take this opportunity to thank you all for your continued support.

Dr Roger Aston
Chairman



MANAGING DIRECTOR'S



Fellow Shareholders,

In October 2003 we adopted a strategy which was aimed at fundamentally enhancing the value of Australian Cancer Technology Limited by seeking to mitigate some of the risks which are inherent in drug development.

These targets were:

- To develop a diverse oncology and immunotherapy pipeline, providing shareholders with a balanced portfolio ranging from low risk medical nutritionals, cancer vaccines, adjuvants and chemotherapy, to allow for a greater probability of therapeutic success;
- Strengthen the Board and management;
- Recruit a world class Scientific Advisory Board;
- Expand our presence in the US, the most attractive biotechnology market in the world;
- Broaden our appeal to international investors by entering the US capital markets through a public listing, initially via an ADR program, and later on NASDAQ, and Europe with a listing on Frankfurt Stock Exchange's Xetra;
- Raise further capital taking advantage of the market's positive perception of the Company's progress.

I am pleased to say that by 30 June 2004, the transformation of the Company from a one dimensional vaccine business to a broadly based oncology and immunotherapy business has been largely implemented.

Expanding the Pipeline

Greater value recognition is afforded to those biotechnology companies which have a number of drug candidates in the clinic. Accordingly in conjunction with the Chairman, and with the close involvement of AustCancer's Scientific Advisory Board, I have spent a significant amount of the last year in the United States and Europe reviewing a wide range of cancer technologies either through licensing or for company acquisition. These efforts have been very successful with the acquisition of:

- Galenica Pharmaceuticals;
- Licensing of RESprotect's RP101 pancreatic drug; and
- evisys™ medical nutritional range.

These businesses are discussed in detail, later in the report.

Board and Management

In order to comply with good corporate governance principles, and in particular US Sarbanes-Oxley regulations, we have now established a Board which is comprised of a majority of independent directors, with skills and experience specific to the Company's growth plans. The background of all Directors are detailed in the Director's Report.

It is AustCancer's aim to be fully compliant with US corporate governance directions.

As we have expanded our clinical activities and our geographic reach, a greater depth of management has been required. Dr Dante Marciani PhD, DSc is now the Chief Scientific Officer of our US subsidiary, Adjuvantys Inc, which acquired Galenica Pharmaceuticals in July. Dr Marciani's experience is detailed in the Scientific Advisory Board section of this report. He will relocate to San Diego when our office is established there later this year at the same time as I relocate to the San Diego office.

Dr Terry Gerrard PhD has been appointed as our Director of Clinical & Regulatory Affairs to oversee our clinical trials program in the US. Dr Gerrard is a former director of the FDA's Division of Cytokine Biology and Director of Development for Amgen in Colorado. While at Amgen, she was the clinical team leader in the development of the leading Hepatitis C drug, Infergen. Whilst at the FDA, she was the Chairman of the licensing committee for Amgen's Neupogen, Genentech's Interferon-gamma and oversaw the licensing of Chiron's Interferon-beta. Dr Gerrard will lead our discussions with the FDA in relation the RESprotect RP101 pancreatic trials.

Dr Mary Maida PhD was appointed as the US based head of ACT (USA) Inc, our wholly owned subsidiary which operates as Revisys™, our medical nutritional business, based in Rochester, New York State. Dr Maida is a neuroscientist with a close academic and research affiliation with the University of Rochester.

To strengthen our compliance, accounting and administrative function, Tom Milicevic was appointed Chief Financial Officer and Company Secretary in April 2004. Tom joined us from the leading international hearing device group, Cochlear Limited.

Scientific Advisory Board

Over the past 9 months we have brought together a world class Advisory Board who have been closely involved in analysing and reviewing the many and varied opportunities we have identified in the US and Europe. AustCancer is privileged to have such a distinguished group of scientists supporting our growth.

ADR Program, NASDAQ and Frankfurt

AustCancer established its ADR program which went effective on 23 June 2004, sponsored by The Bank of New York and trading under the symbol of AUCJY. Whilst our aim is to have an actively traded stock in US markets, in the interim, the listing has been established to provide AustCancer with an acquisition currency in the form of paper which is attractive to US companies which may be the target of acquisition by AustCancer. We recognize that over-the-counter trading is unlikely to provide significant volumes in the short to medium term.

The Company has also undertaken secondary listing on the Xetra exchange, the electronic trading system of the Frankfurt Stock Exchange. The Xetra listing is part of AustCancer's strategy to broaden its international shareholder base. The listing is particularly significant given our recent investment in RP101 and RESprotect Gmbh.

The Company is currently working towards a Level Two NASDAQ listing which will provide us with a full small market capitalisation listing on the NASDAQ Exchange. We expect this to be complete by March 2005.

Capital Raisings

AustCancer has been well supported by the equity markets over the past 9 months with three successful capital raisings during that time for a total of A$9.3 million, with each raising at a significantly higher price than previous levels.

Our share register continues to reflect the growing international nature of our business with approximately 10% of the stock now held in the US and Europe, compared to nil, just nine months ago.

Looking forward, we remain positive about the prospects for the Company. We have a good team of people in place to support our plans, some exciting clinical trials which hold great promise and a number of projects yet to show their promise.

I would like to express my thanks to the Board of Directors for their support, and in particular Dr Roger Aston for his commercial and scientific wisdom, where he has wide knowledge particularly as it relates to the biotechnology world.

We have a number of exciting projects underway which offer the prospect of improving the lives of many people worldwide.

We are pursuing these projects in a calculated manner to bring the drugs to market as rapidly as possible. As a consequence, we believe shareholder value will build.

Paul Hopper

PENTRYS™



The Pentrys™ vaccine is a unique and technically advanced treatment for cancer. It targets one of the most common defects in cancer cells - a mutated p53 gene product which has been found to be mutated in the *majority of human cancers*

Background

Despite multiple approaches to therapy and prevention, cancer remains a major cause of death worldwide. Most non-surgical approaches targeting rapidly dividing cells, using radiotherapy or chemotherapy, also damage normal cells and result in side effects *that restrict treatment*.

Research in recent years has led to great advances in understanding and regulating the immune system. This leads researchers to believe there is hope for harnessing the immune system's exquisite specificity to destroy cancer cells without affecting normal tissues.

A major difference between infectious diseases and tumours as potential vaccine targets is that cancer cells are derived from the host, and consequently evade host recognition as the immune system sees such tumour tissues as 'self'.

The major hurdles in developing cancer vaccines include: identification of tumour specific antigens that focus the extraordinary specificity of the immune system on cancer cells *without harming normal cells*; development of methods to induce an immune response to eradicate the tumor, in the face of self-tolerance to many tumour antigens; and overcoming mechanisms by which tumors evade the host immune response.

The Pentrys™ p53 anti-idiotypic vaccine technology is designed to overcome these challenges, particularly the issue of 'self tolerance' - the reluctance of the immune system to attack a 'self' tissue.

P53

p53 is now recognized as a pivotal regulatory protein that listens to a variety of signals and recruits an array of biochemical activities in order to trigger diverse biological responses. The p53 gene is located on chromosome 17 and spans 20 bases with 11 exons. The structure and sequence of the gene corresponds to key features of the protein and are well conserved in all vertebrates

The ability of p53 to prevent cell proliferation growth is paramount to its tumour suppressor functions. p53 suppresses growth through two mechanisms in response to the stimulus of DNA damage. These mechanisms are cell-cycle arrest and apoptosis. p53 is an important gene for regulating the division of damaged cells. It acts as a brake in the cell cycle, stopping cells that have damaged DNA from multiplying and inducing cell death. In up to 50% of cancer cases p53 is damaged or mutated. This inhibits the function of p53, which means that the 'stop' signal for cell division and proliferation is removed. This allows damaged cells to divide uncontrollably and results in the formation of a cancerous tumor.

When the p53 gene is mutated it produces abnormally large quantities of the p53 protein. *Fragments of the mutated p53* are displayed on the outer surface of the cell in conjunction with histocompatibility antigens. This does not occur with undamaged p53 and therefore provides a point of difference between normal and cancer cells.

AustCancer capitalizes on this difference by targeting an immune response against mutated p53 on the surface of cancerous cells. By using anti-idiotypic technology, the immune system is tricked into seeing the mutated p53 gene products as foreign material - thus potentially enabling the generation of an aggressive anti-tumour *response*.

The Pentrys™ anti-idiotypic vaccine technology

An anti-idiotypic vaccine is designed to trick the body into seeing a 'self' component as being foreign, thus if expressed on cancerous cells such components cause the immune system to see the tumour as *being foreign. This sequence of events is* being harnessed for mutant p53 protein whereby an immune response to cells displaying mutant p53 protein on their surface are killed by the immune system. Since the mutated p53 protein is only displayed on tumour cells, it is expected that only tumour cells will be killed by the immune system.

The major features of anti-idiotypic vaccines are:

- Anti-idiotypic vaccines are designed to circumvent the difficulties associated with vaccinating a patient with a "self" antigen. These difficulties stem from the fact that most tumour markers are components of "self";
- Anti-idiotypic vaccines provide the immune system with a molecular mimic or surrogate to "trick" the immune system into mounting a response against a tumour.

Nature Medicine June 1998

Excellent results from anti-idiotypic p53 technology have previously been generated in mouse systems demonstrating that this strategy is feasible for developing an effective cancer vaccine for humans.

In June 1998, researchers at Israel's Weizmann Institute and Stanford University, California published a paper in Nature Medicine - Idiotypic immunization induces immunity to mutated p53 and tumor rejection. In summary it said:

"The p53 molecule might serve as a common tumor-associataed antigen, as the tumor suppressor gene p53 is mutated and the p53 protein is often over-expressed in tumor cells. We report that effective immunity to p53 can be induced through idiotypic network by immunization of mice with a monoclonal anti-body specific for mutated p53, or with a peptide derived from the complementarity determining region (CDR)3 of the variable domain of the light chain (VL) of this antibody. The immunized mice produced IgG antibodies to p53 and mounted a cytotoxic reaction to a tumor line bearing mutated p53. The idiotypically immunized mice were resistant to challenge with tumor cells. Thus antibodies to p53 might serve as immungens for activating resistance to some tumors. At the basic level. These findings indicate that a network of p53 immunity may be organised naturally within the immune system."

Clinical Trials

A Phase Ib/IIa clinical trial on the Pentrys™ vaccine in humans was successfully completed at St Vincent's Hospital, Sydney, Australia in 2002. All 14 patients involved in the trial produced an immune response to the vaccine. The trial also reinforced the earlier findings that the vaccine was safe to administer.

A multi-centre Phase IIb Pentrys™ trial began in Melbourne in April 2004. A total of 40 patients with hormone refractory prostate cancer will be enrolled in the trial to evaluate the clinical activity of Pentrys™ and to confirm the safety of the new formulation of the vaccine. These trials will give an indication of the ability of Pentrys™ to delay disease progression in patients with high *progression risk*.

The trial is being conducted by the Centre for Developmental Cancer Therapeutics (CDCT) a collaboration between six internationally renowned institutions and the Victorian government's Clinical Trial Victoria. The three consortium members chosen for the Pentrys™ Phase II trial are Austin Health, Royal Melbourne Hospital and the MacCallum Cancer Centre.

The trial is expected to conclude in the first half of 2005.

Should the data prove promising, AustCancer will seek a partner to further develop the vaccine, and it is likely the development program would move to the US during 2005 for a larger registration clinical trial.

The p53 human antibodies

Pentrys™ vaccine technology is based on the first synthesis of human monoclonal antibodies to the mutated p53 tumour suppressor gene protein product. The antibodies that these are derived from were isolated from the lymph nodes of individuals who had shown a strong natural immune response to their cancer.

The antibodies were developed after seven years of research by a St Vincent's Hospital, Sydney team led by Associate Professor Robyn Ward.

The Pentrys™ vaccine is a mixture of three peptides (small proteins), which are derived from the CDR regions of human anti p53 antibodies. The vaccine is administered with GMCSF as the adjuvant.

Competitive Analysis

Pentrys™ has some distinct competitive advantages over other cancer vaccine approaches. Firstly, it is a broad-spectrum vaccine which is potentially applicable in up to 50% of all cancers which have mutations in their p53 gene. This includes common cancers such as breast, bowel, prostate and lung. Most cancer treatments are only for specific cancer types and are unlikely to be effective against such a broad range of cancers.

Secondly, Pentrys™ is not patient specific and does not involve the use of a patient's individual cells. The same vaccine can be used in all patients. This decreases the time taken to prepare the treatment and will also make it more cost-effective and less complex to obtain regulatory approvals than competing technologies. The use of autologous tumor cell vaccines is cumbersome and not amenable to large scale vaccine production, and tumor samples are often unavailable. Approaches such as our vaccine are more widely applicable.



RP101



Suppression of chemotherapy induced cellular resistance to cytostatics using RP101 in conjunction with chemotherapy

Background

In September 2004, AustCancer signed an agreement with the German company RESprotect Gmbh, to acquire the North American licence to a developmental pancreatic cancer drug. The drug, RP101, has demonstrated promising results in clinical Phase 1/2 pilot studies. AustCancer has developed an accelerated clinical trial program for RP101 which would include application to the US FDA for Orphan Drug status.

RP101 is targeted at preventing tumor cells from developing resistance to chemotherapy, one of the most challenging areas facing oncologists. RP101 would be used as a co-treatment with cytostatic drugs to give a broader range of chemotherapy treatment options, thereby extending survival periods and improving quality of life for the cancer patients.

Repeated chemotherapeutic treatment induces or selects for chemoresistance of the remaining cancer cell populations by altering gene expression and inducing genomic instability due to mutation, recombination, and gene amplification events. Deregulation of DNA-repair enzymes is partly involved in this phenomenon (e.g. p53 gene, BRCA1/2, UBE2N, APEX, and Rad51). Furthermore, enzymes that metabolize and bioactivate drugs (e.g. DHFR, DT-D), or proteins that transport cytotoxic agents, e.g. MDR1 often contribute to chemoresistance.

RP101 TECHNOLOGY

RESprotect observed that amplification of multi-drug resistance genes is one of the biological mechanisms for resistance. A screening program for identification of suppressors of gene amplification led to the identification of the first active low molecular weight substance: RP101 interfering with gene amplification. Animal experiments and a pilot clinical Phase I/II study gave evidence that the combination of RP101 with different cytotoxic drugs resulted in enhanced cytotoxic efficacy leading to a pronounced and lasting reduction of tumor mass. The results were particularly pronounced in pancreatic carcinoma for a number of reasons:

- In pancreatic carcinoma cells the oncogene STAT3 is over-expressed leading to suppression of apoptotic responses;
- Treatment with chemotherapy leads to over-expression of the DNA-repair gene APEX and thereby to chemoresistance;
- Two of the main effects of RP101 are down-regulation of STAT3 and APEX;
- Specifically in pancreatic carcinoma cells, RP101 leads to considerable overexpression of the "natural killer transcript 4" (NK4);
- Specifically in pancreatic carcinoma cells, lymphotoxins alpha and beta are over-expressed.

Pre-clinical

RP101 was tested in various animal and human cells. No negative effects on different biochemical processes could be observed in acute toxicity studies. The compound has no mutagenic activity, no detectable DNA damage and repair inducing capacity in bacterial and mammalian cell assays was observed. The selectivity of RP101 is attested by its low cytotoxicity. In dogs, complete physical examinations, and clinical laboratory determinations were performed at different intervals of application. Furthermore, in mice and rabbits, no adverse pharmacologic effects were seen after cutaneous and oral application of RP101. No specific effect was described in cardiovascular system, kidney, central nervous system and any other organ. RP101 does not interfere with normal host cell functions unless its concentrations are considerbly raised. In summary, the growth inhibitory effect of RP101 is very weak.

Clinical Trials

- A Phase 1/2 pilot clinical study with 30 patients in German clinics over 5 tumor types (metastasized breast, metastasized ovarian, non small cell lung cancer, small cell lung cancer and metastasized pancreatic cancer) was completed in 2003 with different chemotherapy agents.
- An enlargement of the pilot trial, in 13 metastasized pancreatic cancer patients is still running. An interim analysis of this trial shows strong patient responses, including total remission in two patients[RG2] as measured by tumor markers, and partial remission of the primary tumor in three patients as measured by computerised tomography or sonography. Moreover, in two other patients, remissions of liver or lung metastases could be observed. According to the interim analysis, it seems likely that RP101 co-treatment significantly enhances survival time, remissions, time to progression and response to chemotherapy.
- A repeat Phase1/2 dose finding study, is expected to begin in Germany in 6-8 weeks and will be funded by AustCancer. The trial will be over two centres with 22 pancreatic patients and managed by a Swiss CRO.
- Following the results of this trial which is expected to last 8 months, AustCancer will commence a pivotal Phase 2b/3 trial in the US in 2005 and has already held discussions with two leading US cancer centres who are interested in running the trial. AustCancer has commenced the regulatory due diligence in the US and expects to lodge a submission with the FDA next year.

Market

Cancer of the pancreas is the fifth leading cause of cancer deaths with mean survival time for locally metastized pancreatic cancer of 4-6 months with a 2-year survival rate of 10%.

There are approximately 30,000 new pancreatic cancer patients in the US each year.

Market size is estimated on the basis of published figures. Major multinational pharmaceutical companies generate a turnover of more than US$ 3.0 billion of annual sales in the cytostatic market.

GALENICA



Background

Galenica Pharmaceuticals was acquired by Austcancer in July 2004.

Galenica's principal business focus is on adjuvants and immuno-potentiators for cancer and infectious diseases.

The Company was founded in 1996 by Dr Dante J. Marciani, PhD., D.Sc., Chairman & Chief Scientific Officer, a leading US vaccinologist.

Galenica is developing a broad pipeline of novel, proprietary products for the prevention and active immunotherapy of cancer, cancer-related and other infectious diseases. The company's immuno-potentiators also have significant potential as stand-alone drugs in the treatment of cancer and certain chronic diseases. These therapeutic products are targeted toward large markets and are expected to enable physicians to modulate immune responses against cancer, cancer-related infectious diseases and a host of other diseases, with minimal side effects.

Technology Platform

The proprietary technology is based around a family of semi-synthetic saponin analogs and modified polysaccharides.

GPI-100, the company's lead small molecule drug, is a pharmacological immuno-potentiator (also called an adjuvant). It acts by safely and effectively up regulating the immune system, while avoiding the normal down regulation of immunity that interferes with active immunotherapy in cancer and certain chronic infectious diseases.

The unique advantage of Galenica's immuno-potentiators is that they stimulate a strong Th1/Th2 type immunity with T-cell or cell-mediated immunity with cytotoxic T lymphocytes (CTL) production, as well as B-cell or humoral immunity with relevant antibody production. These immuno-potentiators have also been shown to stimulate an effective mucosal immunity in animal models.

Products

Galenica has developed three distinct families of novel immuno-potentiators.

GPI-100

Galenica's lead product comprises small semi-synthetic compounds derived by modifying natural saponins. They stimulate an effective T-cell immunity while having superior stability and safety profiles compared with the natural product. These properties make GPI-100 ideal for the development of novel therapeutics or preventive vaccines. Their co-stimulatory properties render them useful agents to reverse CTLA-4 down regulation of immunity. The compounds also have the potential to be used as a topical treatment against certain agents such as Human Papilloma Virus by providing local immune enhancement.

GPI-200

Certain naturally occurring polysaccharides stimulate a good humoral immunity and have excellent safety characteristics that make them ideal for use in pediatric vaccines and in vaccines intended for aged or otherwise immunocompromised patients. GPI-200 comprises polysaccharide-based compounds modified to produce a more effective immunity in the prevention of bacterial and viral infections than the naturally occurring polysaccharides. These compounds may also be useful in the stimulation of innate immunity against a diverse range of pathogens. Use of GPI-100 together with GPI-200 results in a synergistic effect on the immune response that can be useful in some diseases' immunotherapy.

GPI-300

Galenica has developed a family of new semi-synthetic agents known as GPI-300. Research has shown that DNA vaccines would greatly benefit from the use of a safe and effective immuno-potentiator. GPI-300 was specifically designed to enhance and increase the efficacy of DNA vaccines and DNA-based immuno-stimulants. The initial studies in mouse models have shown promising results, and the formulation is now being optimized.

Clinical Trials

GPI-100 has been widely used in multi centres across the US in over 100 patients without adverse effects, in the following clinical trials:

- Phase 1 prostate cancer vaccine trial at Memorial Sloan -Kettering in New York;
- Phase 1 HER-2 vaccine for breast cancer at the University of Alabama, Birmingham Comprehensive Cancer Centre;
- Phase 1 folate kidney cancer vaccine conducted by Endocyte at Baylor University, Texas.

Further clinical trials at Memorial Sloan-Ketterring are planned in melanoma and chronic myloid leukemia in 2005, using the GPI-100 adjuvant.

Commercial Agreements

- h 2000, as a prelude to human vaccine development, Galenica established a strategic alliance with Pfizer Animal Health that includes a license to Galenica's immuno-potentiator technology. Pfizer also invested in Galenica. Galenica estimates that the alliance will yield revenues of approximately $10 million over the next ten years;
- In 2002 Galenica signed a contract with Endocyte to provide GPI-100 to Endocyte's Phase 1 kidney vaccine trial. Should the project proceed through to approval, Galenica will receive royalty payments from the vaccine;
- Galenica has a commercial agreement with Corixa regarding the joint use of GPI-100 and MPL, Corixa's lead adjuvant. Corixa recently entered into a supply agreement to MPL to Glaxo. Corixa has also lodged a patent for method of use relating to MPL and GPI-100.

Intellectual Property

Galenica holds three US patents, covering the composition of matter and applications of Galenica's propriety semi-synthetic saponin technology. It has also a fourth patent covering the composition of immune stimulatory conjugates. It also has a fifth patent, covering modified polysaccharide immuno-stimulants.

Galenica's intellectual property comprises an unassailable portfolio of next-generation immuno-potentiators, carriers and vaccine formulations that target the largest cancer and infectious disease markets. The value of this patent estate has been borne out in independent adjuvant research, in the alliance with Pfizer Animal Health and in the cancer vaccine trials being undertaken by Memorial Sloan-Kettering Cancer Center, the University of Alabama at Birmingham, and Endocyte at Baylor University in Texas.

GALENICA PHARMACEUTICALS

Competitive Advantage Of Galenica's Adjuvants

- Simulates strength & duration of immune system response;
- Simulates humoral & T-cell immunity;
- Provides good immunological memory;
- Is non-pyrogenic & non-toxic;
- Does not induce autoimmunity.
- Is extremely stable.



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GPI-0100

REVISYS™





Background

The **revisys™** advanced nutritional supplement system was acquired by Australian Cancer Technology at the end of 2003 and gave the Company the rights to formulate, manufacture and market a range of medical nutritional supplements developed for cancer survivors and individuals who are recovering their health from other health crises, such as surgery. AustCancer's fully-owned subsidiary ACT (USA), Inc., manages the operations of this business which is based in Rochester New York.

The range of products were developed by Prof. David Felten, M.D., Ph.D, Dean of the School of Graduate Medicine at Seton Hall University in New Jersey, and Prof. Barry Boyd M.D., M.S., an oncologist at Greenwich Hospital in Connecticut.

Rationale

Physicians, researchers, and medical school faculty, have come to realize how little instruction is directed towards nutritional medicine. At the same time, patients are increasingly seeking nutritional supplements to help them face and recover from extraordinary health challenges. To address this growing concern, Drs. Felten and Boyd spent over three years scrutinizing the randomized controlled trials and other studies in the Cochran Data Base, the German E Monographs, and the Natural Products Data Base. Their goal was to identify an optimal program of safe, effective, responsible, scientifically-based supplements to recommend to patients recovering from chemotherapy, radiotherapy, or surgery. The result of this three year project is a self-contained system of therapeutic nutritional supplements designed to optimize their patients' recovery as they restore their health and seek to preserve and protect their future health.

The Products

revisys™ is unique in the market, as it is the only available self-contained program designed by physicians to re-build and reconstitute one's health in the wake of a health crisis. After an incapacitating health setback, therapeutically safe nutritional supplementation that does not interfere with mainstream prescription medication is essential for steadfast cellular and metabolic recovery. In fact, recent studies have shown that patients who received nutritional supplementation soon after surgery had shorter hospital stays and improved wound healing versus those that were given supplements two days later. When an individual needs to re-build their health, it must be done incrementally, not overnight. It is useless, and in fact often harmful, to bombard cells with an overload or megadoses of vitamins, minerals and micronutrients. This is why the revisys™ system has been constructed in 'building block' Levels - each of which adds incremental amounts of key elements required to help cells through the renewal process towards a new state of optimal recuperative balance. And, since the products have been so carefully designed in light of the fragile nature of cells and systems that are regaining their strength, one can easily see why a person in good health, who desires to protect and preserve the status quo, would derive a tremendous benefit from revisys™.

Patients build their program starting with a strong foundation provided by Level 1 products: **L1**

Essential Multi-Nutrient is a comprehensive blend of vitamins, minerals, and micronutrients that support major systems of the body, which is recommended by major medical societies as important for everyone. Carefully proportioned doses of ingredients allow patients to build Level upon Level of **revisys™** products, without the danger of excessive intake.

Essential Lipids is a unique blend of alpha and gamma tocopherols, omega-3 fatty acids, gamma-linolenic acid, and other nutrients, which together promote cardiovascular health, support healthy lipid metabolism, protect the nervous system, retina, skin, joints and other systems. Additional ingredients provide an anti-inflammatory and antioxidant foundation.

Level 2 products promote the health of the body's most powerful anti-viral and anti-tumor immune system defenses, and provide additional antioxidant protection against the cumulative damage caused by free radicals. **L2**

Immune Support is a unique, potent formula that promotes anti-viral, anti-tumor, and anti-inflammatory defenses. This product promotes natural killer (NK) cell activity and cell-mediated immunity, and provides additional support for the aging immune system.

Antioxidant Protection targets cardiovascular, immune, visual, oral, pulmonary, and other systems with high metabolic activities that are susceptible to cell transformation. This formula is important to promote healthy cell membranes, cell cycle machinery, and innate protective metabolic responses. The powerful ingredients synergize to recycle each other for longer antioxidant protection. The convenience of one gelcap serving per day eliminates patient guesswork and the need for selecting multiple individual antioxidant supplements.

The nutritional needs of men and women change and differ over time. Level 3 products, when added to the strong and solid foundation provided by Levels 1 & 2 addresses a patient's unique needs. **L3**

Women's Health Care is a robust blend of ingredients for the specific health needs of women as they age. Incremental cardiovascular, immune, and nervous system support is provided by this formula, as well as preserving healthy bones and connective tissue.

Breast Care maintains healthy breast tissue and gives optimal protection of milk duct epithelial cells, which are the most highly susceptible to cellular transformation. Ingredients in this formula confer immune support, optimize blood flow, and help to counteract cell damage caused by free radicals and environmental toxins.

Men's Health Protection promotes healthy prostate function by optimizing appropriate blood flow and contributing to protection from free radical damage. Incremental support for cardiovascular, immune, and musculoskeletal systems, as well as anti-inflammatory benefits, is prominent in this formula.

Level 4 formulations address specific problems associated with the current mainstay treatments for cancer: surgery, chemotherapy and radiotherapy. **L4**

Glucose Stabilizing Formulas is specifically directed towards glucose stabilization and reversal of insulin resistance, both of which are sequelae of chemotherapy treatment. The importance of this formula lies in the fact that metabolic syndromes has been shown to be a risk factor for the development or recurrence of cancer.

Anti-Inflammatory Formula focuses upon lowering the dangerous inflammatory mediators that are provoked by chemotherapy, radiotherapy and dysregulation of insulin and glucose metabolism.

The entire **revisys™** system of therapeutic, medical nutritionals is designed to work synergistically, both within a single supplement, and across supplements at all four levels. This guarantees physicians and their patients that optimal effective levels of necessary vitamins, minerals and micro-nutrients are provided without the risk or danger of excessive intake even for someone taking a full spectrum of products across all four Levels.

revisys™ medical nutritionals are produced in the United States by a pharmaceutical manufacturer conforming to the highest of GMP standards and extraordinarily demanding quality control. Patient safety, improved health outcomes, and the opportunity for cancer survivors to develop healthier futures is the mission of this over-the-counter branch of AustCancer.

SCIENTIFIC ADVISORY BOARD

Professor David Felten, M.D., Ph.D.



Dr Felten is a neuroscientist whose contributions helped to establish the field of psycho-neuroimmunology and provide some of the mechanistic foundations for the physiological understanding of complementary and integrative medicine. Dr Felten first demonstrated a direct connection between nerve fibres of the sympathetic nervous system and cells of the immune system in both primary and secondary lymphoid organs.

In 2001, Dr Felten was appointed as the founding Executive Director of the Susan Samueli Centre for Complementary and Integrative Medicine, and Professor of Anatomy & Neurobiology, at the University of California, Irvine College of Medicine. He is now the Dean of the College of Graduate Medical Education at Seton Hall University, New Jersey.

Dr Felten has received numerous honours and awards, including the John D and Catherine T MacArthur Foundation Prize Fellowship and two 10-year MERIT awards from two separate Institutions (Aging and Mental Health) at the National Institutes of Health. The John E Fetzer Institute awarded Dr Felten the Norman Cousins Award in Mind-Body Medicine in 1995.

Professor M. Kerry O'Banion, M.D., Ph.D.



Dr O'Banion is an Associate Professor of Neurobiology and Anatomy at the University of Rochester.

Originally trained as a molecular virologist studying papillomaviruses, Dr. O'Banion pursued postdoctoral research at the University of Rochester Departments of Medicine and Biochemistry in the areas of viral oncogenesis and glucocorticoid regulation of gene expression. During this time Dr. O'Banion was involved in the characterization and cloning of cyclooxygenase-2, and recognition of its critical role in inflammation. In 1991, he was appointed Assistant Professor in the Department of Neurology, and initiated research into neuroinflammation and its role in neurodegenerative diseases.

Professor Barry Boyd, M.D.



Dr Boyd has been a practicing Medical Oncologist for 16 years and, in 1998, founded and remains Director of the Integrative Medicine Program at Greenwich Hospital-Yale Health Systems. He is an Assistant Clinical Professor of Medicine at Yale Medical School and an Affiliate Member of the Yale Cancer Centre. He was also Associate Clinical Director of the Centre for Complementary and Integrative Medicine at Cornell-Weill Medical Centre/New York Presbyterian Hospital. He serves as an editorial board member on the Journal, Integrative Cancer Therapies and is a board member of Environment and Human Health, a Yale University based environmental advisory group. In addition to his medical degree, Professor Boyd holds a Masters Degree in Human Nutrition from Columbia.

He also serves on the American Cancer Society Task Force on Cancer Guidelines, including the Survivorship subcommittee where he is interested in the use of therapies in the cancer survivor, the role of obesity and insulin resistance in cancer recurrence and survival and the relationship between stress, insulin resistance and outcomes with cancer.

Professor Rudolph Fahrig, Dipl.-Biol., Dr. rer. nat.



Dr Fahrig is a highly regarded European geneticist and the founder of RESproect Gmbh, based in Dresden, Germany. He was formerly the Head, Department of Genetics and Genetic Toxicology at the Fraunhofer Institute, one of Europe's leading centres of applied research. Prof Fahrig's work focuses on the area of chemical carcinogenesis and chemoresistance.

Professor Philip O Livingston, M.D.



Dr Livingston is Professor of Medicine, Memorial-Sloan Kettering Cancer Centre in New York. A medical oncologist he received his training at Princeton University and Harvard medical School.

His research interests focus on developing cancer vaccines for prevention of cancer recurrence after surgery.

Dr Livingston's clinical practice is restricted to patients with melanoma, but his laboratory is developing vaccines for patients with sarcoma, small cell lung cancer, and cancers of the breast, ovary and prostate.

Dr Dante Marciani, ScD., Ph.D.



Dr Marciani is a renowned vaccinologist and is the founder of Galenica Pharmaceuticals. He holds Doctorates in Chemistry and Biology. He was previously the Chief Scientific Officer of Cambridge Biotech Corporation, Worcester, MA, Research Director of Bethesda Research Laboratories. He has held senior research positions at the National Cancer Institute, MD.

Professor Richard P. Phipps, Ph.D.



Dr Phipps is Professor of Environmental Medicine, Oncology, Pediatrics, and Microbiology & Immunology. Professor Phipps, an immunologist and cancer researcher, with interests in lung diseases and lymphomas, and is the Director of the Lung Biology and Diseases Program at University of Rochester School of Medicine and Dentistry.

ORGANISATIONAL STRUCTURE


Board of Directors
Paul Hopper
CEO
& Managing Director
Dr Dante Marciani
Dr Terry Gerrard
Dr Mary Maida
Prof David Felten
Mr Tom Milicevic

GROUP STRUCTURE & ACTIVITIES


Australian Cancer Technology
• ASX: ACU (Australia)
• OTC: AUCJY (BB-USA)
• Xetra: CBS (Germany)
Pentrys™ Vaccine
Resistys Inc
Adjuvantys Inc
ACT (USA) Inc
• Phase IIb Prostate Clinical Trial
• Phase IIa Pancreatic Clinical Trial
• GPI-0100 adjuvant immune enhancer
• 2 Phase II clinical trials
• Over the counter medical nutritionals, sold under revisys™ label

DEVELOPMENT OF A BROADLY BASED ONCOLOGY PIPELINE

ACU Owned and Third Party Sponsored Trials


2003
2004
2005
2006
2007
Owned
Pentrys ™ Vaccine
- Melb., Australia
Phase I
Phase II (b)
RP101 Pancreatic Trial,
Germany, then USA
Phase I
Phase IIa
Third Party Sponsored
HSV - Vaccine
UAB Alabama
Preclinical
HER-2 Vaccine
UAB Alabama
Phase I
Conjugated & polyvalent
Vaccines MSKCC, NY
Phase I
Prostrate
CML Peptide Vaccine
MSKCC, NY
Preclinical
Endocyte Kidney Vaccine
Baylor University, Texas
Phase I
- Completed or underway



CORPORATE

AustCancer is committed to best practice corporate governance. *Corporate governance is the system by which the Company is directed and managed.* Best practice corporate governance occurs through the integrity of the Board, senior management and employees of the Company.

In order to fully comply with the 'Principles of Good Corporate Governance and Best Practice Recommendations' issued by the Australian Stock Exchange (ASX) best practice must have been in placed for the entire reporting period. The Company has seen tremendous amount of activity over the past 12 months in its Board, structure, strategy and management team and as a result the Board has not progressed as well as it would have liked in the documentation of the Company's corporate governance framework. The Board's core focus over the past year has been moving the corporate office from Perth to Sydney, establishment of the revisys™ business in the US and commencement of the Phase IIb clinical trials of the Pentrys™ vaccine in Melbourne. The Company has reviewed all the ASX Corporate Governance Council's principles and best practice recommendations and it is the Board's intention for the Company to adopt the principles and recommendations, where it is practicable. There are many areas where the Company does comply with the principles and guidelines however the documentation of the policies required needs to be brought into line with best practice. In each section below comments are made in relation to each ASX Corporate Governance Council principle and actions the Company is taking to ensure it delivers on it obligation to best practice corporate governance.

CORPORATE GOVERNANCE (CONT)

Principle 1: Lay solid foundations for management and oversight

The Board's responsibilities are encompassed in a charter which *is available on the Company's website. This charter was developed* and adopted post year end. The responsibilities of the Board are as follows:

- Oversight of the Company, including its control and accountability systems;
- Appointing and removing the Chairman;
- Appointing and removing the Managing Director;
- Ratifying the appointment and, where appropriate, the removal of the CFO and the Company Secretary;
- Input into a final approval of management's development of corporate strategy and performance objectives;
- Reviewing and ratifying systems of risk management and internal compliance and control, codes of conduct and legal compliance;
- Monitoring senior management's performance and implementation of strategy and ensuring the appropriate resources are available;
- Approving and monitoring the progress of major capital expenditure, capital management and acquisitions and divestitures and dividend policy;
- Approving and monitoring financial and other reporting.

To assist it in carrying out its responsibilities, the Board has established several standing committees comprising some or all of its members. They are:

- Audit, Risk and Compliance Committee;
- Remuneration Committee;
- Science & Medical Advisory Board.

To date new non executive Directors have not received formal letters of appointment. *In the future it is the Company's intention to* issue formal letters of appointment for new directors and all re-elected directors.

The Board delegates to the Managing Director responsibility for implementing the strategic direction, and for managing the day-to-day operations, of the Company within levels of authority specified by the board. The Managing Director has a formal 'Employment Contract' effective 1 July 2004 for a three year term, outlining his responsibilities and accountabilities. The Managing Director consults with the Executive - Chairman, in the first place, on matters which are sensitive, extraordinary or of a strategic nature.

Principle 2: Structure the Board to add value

The Board size and composition is subject to limits imposed by the Company's Constitution. The Constitution provides for a minimum of three directors and a maximum of twelve. At present the Board has determined that there shall be six Directors, three independent non-executive Directors, namely Dr. K. Woodthorpe, Mr. Alexander Cappello and Mr. Arthur Benvenuto, and two executive Directors namely Dr. R. Aston, Chairman and Mr. P. Hopper, Managing Director. A vacancy currently exists for an independent director which the Company is looking to appoint shortly.

The Board continually assesses its membership and makes appointments to complement and enhance the existing skill base of the Board and will look at increasing the number of independent Directors in the near future. The Board has not established separate nominations committee. The current size of the Board (six directors) enables all Directors to actively participate in the assessment of potential Board members. Formal letters of appointment will be used for all new Directors and all re-elected Directors. The chairman and Managing Director currently have formal letters of engagement. The Board has a policy of enabling Directors to seek independent professional advice at the Company's expense (reasonable expense) and this advice, if appropriate, will be shared with other directors. The Board has not had a formal assessment of its performance during the year but intends to implement a formal assessment process during the coming year.

Additional information relating to Directors is contained in the Directors Report.

Principle 3: Promote ethical and responsible decision making

The Board during the year has established a Code of Conduct which formally represents the ethical behaviour of all members of the Company including Directors, Executives and all employees. During the year it also finalised a detailed policy on dealing in Company shares. At present, with the current size of the Company all requests for trading in Company shares are forwarded to the Board for approval.

Principle 4: Safeguard integrity in financial reporting

The Board established an Audit, Risk & Compliance Committee in the 2003 financial year however; the formal charter was only adopted subsequent to year end. This charter will be reviewed annually to ensure it is in line with best practice corporate governance. Although the Company is not required to have an Audit, Risk & Compliance Committee (ASX Listing Rule: 12.7) the Board considered it to be an important governance issue.

The Audit, Risk & Compliance Committee is *chaired by independent* director Dr. K. Woodthorpe and includes all members of the Board.

The role and responsibilities of the Audit, Risk & Compliance Committee include:

- Reviewing *the annual audit plan with the external auditor;*
- Reviewing the Group's accounting and financial reporting practices, including the effect of changes in accounting standards and practices, ASX listing requirements and corporate legislation;
- *Reviewing significant transactions which are not a normal* part of the Group's business;
- Reviewing half-year and full-year accounts;
- Receiving and reviewing significant Group audit reports;
- Reviewing the performance of the external auditor and proposing changes where considered necessary;
- Reviewing and approving Management's use of auditors to provide consulting and other services beyond their core audit activities;
- Receiving and reviewing reports on the Group's risk management activities; and
- Considering any other financial matters of the Group which the Audit, Risk & Compliance Committee or the Board *determines is desirable.*

The external auditor in charge of the AustCancer audit attends Audit, Risk & Compliance Committee meetings and their independence is maintained through rotation every five years (appointed 2003 Annual General Meeting). The auditor annually provides a letter to the Company confirming its independence within the meaning of applicable legislation and professional standards.

Management accountability is underpinned through the requirement for the CEO and CFO to state in writing that the Company's *financial reports present a true and fair view,* in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards.

Principle 5: Make timely and balanced disclosure

AustCancer has an established practice of providing relevant and timely information to shareholders. Continuous disclosure is a standard agenda item at all Board meetings and the Company makes regular announcements to the market on commercial activities, which may have an influence on the share price. Presentations that are made to analysts or investors are posted on the Company's website. Presentations and all other announcements are sent to the ASX prior to the release into the public domain. The Managing Director or Company Secretary, are responsible for communica*tion with the ASX.*

Principle 6: Respect the right of shareholders

The Company endeavours to keep its shareholders fully informed of matters likely to be of interest to them. It does this through:

- Reports to the ASX and the press;
- Half-yearly and yearly results announcements;
- Annual Reports; and
- Information provided to analysts.

All of the above are available on the AustCancer website and shareholders are encouraged to contact AustCancer to provide their email addresses to enable them to receive reports and announcements without delay.

The Company welcomes questions from shareholders at any time and these will be answered within the confines of information that is not market sensitive or already is in the public domain.

The external auditor in charge of the AustCancer audit is available to answer shareholders questions at the Company's annual general meeting.

Principle 7: Recognise and manage risk

The Audit, Risk & Compliance Committee as part of its charter considers the management of risk. There was no formal risk review process during the year, however, it is the intention of the Board to carry out a formal risk review process in the 2004/2005 fiscal year and this will be part of the financial accounts and Annual Report preparation. This will become an annual process to enable the Board to manage and identify risks. Due to the nature of our business the Company is very aware of risk and each current project and proposed business opportunity is evaluated on financial and particularly medical and scientific grounds by the Scientific and Medical Advisory Board. The Chief Financial Officer will present the annual insurance policies of the Company for consideration by the committee and annually report on the internal control environment within the Company, commencing in the 2004/2005 fiscal year.

Principle 8: Encourage enhanced performance

The Board has not progressed as far as it would have liked on performance evaluation due to the relatively new composition of the Board and management. The Board fully supports assessment of its performance and will be developing a process whereby this can be conducted in a positive and value adding process for the Company's shareholders.

All directors have direct access to the Company Secretary who is accountable to the managing director and, through the chairman, the board on all corporate governance matters. Each director has the added right to seek independent professional advice at the *Company's expense. Prior approval of the chairman is required but* this may not be unreasonably withheld.

Principle 9: Remunerate fairly and responsibly

The Board has determined to establish a Remuneration Committee to meet twice a year with the Chairman of the Board acting as chair of the committee. No meetings were held in the 2004 fiscal year. During the year an independent advisor had reviewed the remuneration framework in relation to long term incentives for the executive chairman, managing director and senior management and deemed them to be reasonable for the industry sector in which the Company operated. For further information refer Note 23 of the financial statements.

Principle 10: Recognise the legitimate interests of stakeholders

The Code of Conduct formally documents the Company's approach to all stakeholders. The Company expects all its Directors and employees to act appropriately and in accordance with the code. The Company does not make any political donations but supports industry bodies and registered charities within the industry the Company operates.



DIRECTOR'S

The Directors of Australian Cancer Technology Limited ("AustCancer") present their report for the year ended 30 June 2004.

Directors

At the date of this report, the Directors of AustCancer are as follows:

Dr Roger Aston Executive Chairman

Dr Aston, 48, has more than 20 years of commercial and scientific experience in the biopharmaceutical industry. Formerly CEO of Peptech Limited, Biokine Technology Limited, and Cambridge Antibody Technology, Dr Aston was also Chairman of Cambridge Drug Discovery. Dr Aston is the founder and CEO of pSiMedica (UK), a UK biomaterials Company and has assisted in the development of the technology base of a number of other companies. He is also a Director of pSivida Limited. He has a BSc (Hons) and PhD from the University of Manchester and has a successful track record in the global licensing of pharmaceuticals, project evaluation, patenting and registration, fundraising through private placements and the management of biopharmaceutical companies. Resides in Sydney and was appointed 5 February 2001.

Mr Paul Hopper Managing Director/CEO

Mr Hopper, 48, was appointed Chief Executive Officer on 14 August 2003 and Managing Director on 1 October 2003. He has an extensive background in local and international healthcare and financial markets, most recently as the principal of Exchequer Capital Partners, which provides strategic consulting and equity raising services to a range of companies, particularly in the biotechnology, medical and healthcare sectors. Exchequer Capital works with clients in Australia, Asia and the US. He was previously a founder and Managing Director of ASX listed Alpha Healthcare Limited, which grew to a $100 million publicly listed Company under his stewardship. Mr Hopper is a graduate in political science from The University of New South Wales and has postgraduate qualifications from The Securities Institute of Australia. He participated in the Presidents' Seminar at Harvard Graduate School of Business from 1996-1998. He has served on public and private boards including as a Director of the Australian Private Hospitals Association, the Chairman of the Singapore based Your Health Group, Chairman of the Sydney Chapter of the International Young Presidents' Organisation (YPO) in 1999 - 2000, and a director of the Arizona based, ASX listed international aviation health and security company, Medaire, Inc. Mr Hopper is Chairman of the leading Sydney private girls' school, SCEGGS Darlinghurst Limited, and a Director of Ars Musica Australis Foundation, in addition to be a Director of a number of private companies. Resides in Sydney and was appointed 1 October 2003.

Dr Katherine Woodthorpe Independent Director

Dr Woodthorpe, 48, has a PhD in science, is a Fellow of the Australian Institute of Company Directors and sits on several Boards including Ventracor Limited. She is a member of UTS Council and Chairman of the Cooperative Research Centre for Antarctic Climate and Ecosystems. Dr Woodthorpe is an independent consultant specialising in assisting technology companies to improve business performance and commercialisation of their products. Resides in Sydney and was appointed 12 October 2001.

Mr. Alexander L. Cappello Independent Director

Mr Cappello, 49, is Chairman and C.E.O. of Cappello Group, Inc. and has been an investment and merchant banker, facilitating project financing and equity capital to biotechnology companies and companies in other industries since 1975. Currently, he is a Member of the Board of Directors of the following: Chairman and Chief Executive Officer of Cappello Group, Inc., RAND Corporation (Center for Middle East Public Policy), CytRx Corporation (NASDAQ), (ICSC) Independent Colleges of Southern California, USC Entrepreneur Advisory Council, USC Advancement Council, USC Marshall School of Business, Chairman of Catholic Big Brothers of Los Angeles, and President of YPO International (Young Presidents' Organization) for 2003-2004. He received his B.S. Degree in finance (awarded the prestigious Order of the Palm) from the University of Southern California. Resides in Santa Monica, California and was appointed 27 August 2004.

Mr. Arthur J. Benvenuto Independent Director

Mr. Arthur J. Benvenuto, 61, is President of Healthcare Strategies, LLC, a specialist life sciences consultancy. He was formerly Chairman and CEO of Advanced Tissue Sciences, Inc. (now part of Smith and Nephew) and prior to that held senior executive positions with Eli Lilly, including President and General Manager of Eli Lilly Canada, Inc. He is a prominent figure in the San Diego biotechnology community, having served on the Board of the Scripps Research Institute, the California Governor's Council on Biotechnology, the Board of Overseers for the University of California, San Diego, the Burnham Institute and the San Diego Economic Development Corporation. He has also served as a director of numerous other public and private companies and institutions and currently serves as a director of a private biomedical company and Project HOPE, an international health education foundation. Resides in San Diego, California and was appointed 15 September 2004.

Dr Richard Opara Non-executive Director

Dr Opara, 54, has extensive international management experience in healthcare, telecommunications and property with business interests in Europe and Australia. He was founding Executive Chairman of Alpha Healthcare Limited, an ASX listed healthcare company with broad interests in private hospitals, primary care, pathology and radiology, and was previously the Vice President and largest shareholder of one of Europe's largest telecommunications and power companies. Dr Opara brings a strong working knowledge of public company management in addition to his background as a medical practitioner and medical administrator with hands on experience in both the public and private sectors. Resides in Brisbane, was appointed 15 April 2004 and resigned 21 September 2004.

Dr Alistair Cowden

Dr Alistair Cowden, 46, has extensive experience as a managing director and CEO of publicly listed companies. He has listed four companies on the ASX and completed a number of capital raisings. Dr Cowden is a geologist with more than 20 years experience in the mining industry, research and academia and is also Chairman of ASX listed company Vulcan Resources Limited and a director of Deep Yellow Limited. Resides in Perth and resigned 14 November 2003.

Mr Brett Dickson

Mr Brett Dickson, 46, is a certified Practicing Accountant. He has extensive public company experience with a particular focus on commercial management. Resides in Perth and resigned 14 November 2003.

Tom Milicevic
Chief Financial Officer & Company Secretary

Mr Milicevic, 32, is a member of the Australian Society of CPA's with a Bachelor of Commerce - Sub major in Law. He has over 10 years of corporate accounting experience with both domestic and international companies. Most recently, he spent the last 4 years with Cochlear Limited (ASX: COH $1.1b) as the Group Chief Accountant, responsible for the multinational's group statutory, management and strategic reporting.

DIRECTOR'S REPORT (CONT)

Review of operations and results

A review of AustCancer's operations is covered elsewhere in this annual report.

Significant changes in the state of affairs

Significant changes in the state of affairs of AustCancer included:

- During the year the Company acquired the exclusive 20 year licence to manufacture and distribute revisys™ medical nutritionals;
- Appointed a new CEO, Mr Paul Hopper;
- Raised $2.4 million in capital in August 2003;
- Relocated the head office from Perth to Sydney;
- Raised $3.0 million in capital in March 2004;
- Began phase IIb clinical trials of Pentrys™ with 3 centers in Melbourne in April 2004;
- Completed a Level 1 ADR program on NASDAQ in June 2004;
- Signed an agreement to acquired the assets and undertakings including patents and other intellectual property rights of Galenica Pharmaceuticals, Inc in June 2004 subject to shareholder approval which was received in July 2004;
- Commenced sales of the revisys™ medical nutritionals range in the US.

Principal activities

The principal activities of entities in AustCancer during the year was, search and development of cancer therapies.

Meetings of Directors

During the financial year, the following meetings of directors (including committees) were held. Attendances were:

	Board Meetings		Audit Committee	
	Held[a]	Attended[b]	Held[a]	Attended[b]
Dr R Aston	8	8	2	2
Mr. P Hopper	7	6	1	1
Dr K Woodthorpe	8	8	2	2
Dr R Opara	2	1	-	-
Dr A Cowden [c]	3	3	1	1
Mr. B Dickson [c]	3	3	1	1

(a) Number of meetings held while in office
(b) Number of meetings attended
(c) Attended all meeting prior to their resignations

Directors' interests in AustCancer ordinary shares

As at 6 September 2004

	Total 2004	Total 2003
Dr R Aston	1,473,625	1,473,625
Mr. P Hopper	10,100,000	-
Dr K Woodthorpe	-	-
Dr R Opara	18,061,581	-

Interest in options is disclosed in the note 23 of the financial statements.

Share options

During the year the following options were granted:

- 4,000,000 options to subscribe for 4,000,000 ordinary shares exercisable on or before 31 December 2006 at a price of $0.201
- 700,000 options to subscribe for 700,000 ordinary shares exercisable on or before 31 December 2008 at a price of $0.32
- 400,000 options to subscribe for 400,000 ordinary shares exercisable on or before 31 December 2008 at a price of $0.32
- 500,000 options to subscribe for 500,000 ordinary shares exercisable on or before 30 June 2007 at a price of $0.40
- 700,000 options to subscribe for 700,000 ordinary shares exercisable on or before 5 February 2007 at a price of $0.30
- 5000,000 options to subscribe for 5,000,000 ordinary shares exercisable on or before 19 July 2009 at a price of $0.46

Post year end the following options were granted:

- 340,000 options to subscribe for 340,000 ordinary shares exercisable on or before 30 July 2007
- 1000,000 options to subscribe for 1,000,000 ordinary shares exercisable on or before 23 June 2009 at a price of $0.58

No shares have been issued by virtue of the exercise of an option during the year or up to the date of this report and there are 18,640,000 unissued ordinary shares for which options are outstanding at the date of this report.

Dividends

No amounts have been paid or declared by way of dividend by AustCancer since the end of the previous financial year and the Directors do not recommend the payment of any dividend.

After balance date events

(a) On 19 July 2004, the shareholders of AustCancer approved the resolution at the Company's meeting of shareholders to acquire the assets and undertakings including patents and other intellectual property rights, know-how and proprietary technology of Galenica Pharmaceuticals, Inc. for US$ 5.0 million in a largely scrip arrangement.

(b) On 27 August 2004 the Board elected Mr. Alexander L. Cappello to the Board as an independent Director.

(c) On 1 September 2004, the Company announced the placement of 9.485 million ordinary fully paid shares at $0.40 per share, to raise $3.794 million before costs and 1.654 million three-year options, exercisable at $0.60 per share.

(d) On 10 September 2004, the Company announced the signing of an agreement with a German company RESprotect Gmbh, to acquire the North American licence to a developmental pancreatic cancer drug, RP101.

Future developments

Likely developments in the operations of AustCancer and its expected results of those operations in future years have not been included in this report. The report omits information about likely developments and expected future results that would unreasonably prejudice AustCancer. Developments which have arisen by the time of the annual general meeting will be reported in the chairman's address to the meeting.

Indemnities and insurance

During or since the end of the financial year, the Company has given an indemnity or entered into an agreement to indemnify, or paid or agreed to pay insurance premiums, as follows: an indemnity agreement has been entered into between the Company and each of the directors of the Company named earlier in this report and with each executive officer who acts as a director on behalf of the Company on the boards of any Company the Company has a financial interest in. Under the agreement, the Company has agreed to indemnify those officers against any claim or for any expenses or costs, to the extent permitted by law, which may arise as a result of work performed in their respective capacities. In addition, the agreement provides for the Company to procure and pay the premium for an insurance policy to cover, to the extent permitted by law, such claims and expenses, and to continue maintaining an insurance policy for a period of seven years after an officer has ceased to act in that capacity.

The Company has paid an insurance premium in respect of a contract insuring each of the directors of the Company named earlier in this report, the secretary and executive officers (if any) of the Company against liabilities and expenses, arising from claims made against them in their capacity as directors and officers of the Company, other than conduct involving:

(a) a wilful breach of duty; or
(b) a contravention of sections 182 & 183 of the Corporations Act 2001, as permitted by section 199B of the Corporations Act 2001.

Due to confidentiality restrictions in the insurance policy the premium paid has not been disclosed.

Directors and executive officers emoluments

The Company's policy for determining the nature and amount of emoluments of Board members and senior executives (if any) of the Company is as follows:

- The remuneration structure for executive officers, including executive directors, seeks to emphasise payments for results through providing various reward schemes, for example the incorporation of Share Option Incentive Schemes;
- The objective of the reward schemes is to both reinforce the short and long term goals of the Company and to provide a common interest between management and shareholders.

The Company uses the fair value measurement provisions of AASB 1046 "Director and Executive Disclosures for Disclosing Entities" to value options granted to Directors and executives. As the options are issued with no vesting period the fair value of the options are disclosed as part of Director and executive emoluments. No adjustment has been made to reverse amounts previously disclosed in relation to options that never vest (i.e., forfeitures).

Given that AustCancer has not paid any dividends and management has recently stated the Company will likely not pay any dividends in the near future, the Black-Scholes option pricing methodology has been utilized to provide fair value for the AustCancer options in the year of grant.

Further details on the remuneration of directors and executives, is provided in Note 23 to the financial statements.

Tax consolidation

The company has made no election regarding the tax consolidation regime.

Proceedings on behalf of the Company

No person has applied for leave of court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

The Company was not a party to any such proceedings during the year.

Signed in accordance with a resolution of the Directors.

Dr Roger Aston
Executive Chairman

21 September, 2004



FINANCIAL

Australian Cancer Technology Limited and its controlled entities for the year ended 30 June 2004

STATEMENT OF FINANCIAL PERFORMANCE

Australian Cancer Technology Limited and its controlled entities for the year ended 30 June 2004

		CONSOLIDATED		COMPANY	
		2004	2003	2004	2003
Revenues from sale of goods		27,727	-	-	-
Other revenues from ordinary activities		396,167	755,594	395,967	755,594
Total revenue from ordinary activities	2	**423,894**	**755,594**	**395,967**	**755,594**
Write off capitalised R & D	3(a)	3,179,446	1,658,532	3,179,446	1,658,532
Expenses from ordinary activities	3(b)	4,483,490	1,947,617	4,482,259	1,947,617
Depreciation expense	3(c)	16,654	18,283	14,292	18,283
Amortisation of intangibles	3(c)	-	541,929	-	541,929
Diminution in value of current investments	3(c)	-	36,750	-	36,750
Borrowing costs	3(c)	1,038	-	-	-
Loss from ordinary activities before income tax benefit		**(7,256,734)**	**(3,447,517)**	**(7,280,030)**	**(3,447,517)**
Income tax benefit relating to ordinary activities	5	196,646	291,418	196,646	291,418
Loss from ordinary activities after related income tax benefit		**(7,060,088)**	**(3,156,099)**	**(7,083,384)**	**(3,156,099)**
Net loss attributable to members of the company	18	**(7,060,088)**	**(3,156,099)**	**(7,083,384)**	**(3,156,099)**
Net exchange difference in translation of financial statements of foreign controlled entity	17	(23,441)	-	-	-
Share issue costs		(294,560)	(53,127)	(294,560)	(53,127)
Total changes in equity from non-owner related transactions attributable to the members of the parent entity		**(7,378,089)**	**(3,209,226)**	**(7,377,944)**	**(3,209,226)**
Basic loss per share:	6	(7.59)	(4.74)		
Diluted loss per share:	6	(7.59)	(4.74)		

STATEMENT OF FINANCIAL POSITION

Australian Cancer Technology Limited and its controlled entities for the year ended 30 June 2004

	Note	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
CURRENT ASSETS					
Cash	20(a)	2,471,473	1,050,533	2,466,139	1,050,533
Receivables	8	28,854	215,404	8,160	215,404
Inventories	9	154,792	-	-	-
Investments	10	2,951	40,201	3,096	40,201
Other	11	185,420	12,809	161,286	12,809
Total current assets		**2,843,490**	**1,318,947**	**2,638,681**	**1,318,947**
NON CURRENT ASSETS					
Deposits		49,831	-	46,900	-
Property, plant and equipment	12	95,212	60,145	63,888	60,145
Receivables	8	-	-	164,397	-
Intangible assets	13	-	3,179,446	-	3,179,446
Total non current assets		**145,043**	**3,239,591**	**275,185**	**3,239,591**
Total assets		**2,988,533**	**4,558,538**	**2,913,866**	**4,558,538**
CURRENT LIABILITIES					
Payables	14	558,194	381,333	483,382	381,333
Provisions	15	5,440	-	5,440	-
Total current liabilities		**563,634**	**381,333**	**488,822**	**381,333**
NON CURRENT LIABILITIES					
Provisions	15	783	-	783	-
Total non current liabilities		**783**	**-**	**783**	**-**
Total liabilities		**564,417**	**381,333**	**489,605**	**381,333**
Net assets		**2,424,116**	**4,177,205**	**2,424,261**	**4,177,205**
EQUITY					
Contributed equity	16	21,392,975	16,062,535	21,392,975	16,062,535
Reserves	17	(23,441)	-	-	-
Accumulated losses	18	(18,945,418)	(11,885,330)	(18,968,714)	(11,885,330)
Total equity		**2,424,116**	**4,177,205**	**2,424,261**	**4,177,205**

STATEMENT OF CASH FLOWS

Australian Cancer Technology Limited and its controlled entities for the year ended 30 June 2004

	Note	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash receipts in the course of operations		4,484	-	-	-
Cash payments in the course of operations		(4,184,531)	(1,031,473)	(3,403,448)	(1,031,473)
Payments to controlled entities		-	-	(819,323)	-
Interest received		95,764	49,396	95,564	49,396
Interest paid		(1,038)	-	-	-
Rental income		20,000	-	20,000	-
Income tax rebate – R & D		196,646	291,418	196,646	291,418
Net cash used in operating activities	20(b)	**(3,868,675)**	**(690,659)**	**(3,910,561)**	**(690,659)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from sale of equipment		21,879	340	21,879	340
Security bonds paid		(192,200)	-	(189,269)	-
Sale of mining tenements		400,000	351,668	400,000	351,668
Proceeds from the sale of investments		58,523	3,990	58,523	3,990
Purchase of investments		-	(50,000)	-	(50,000)
Purchase of non current assets		(104,027)	(10,353)	(70,261)	(10,353)
Payments to controlled entities		-	-	(145)	-
Research, patent and licensing		-	(1,166,908)	-	(1,166,908)
Net cash provided/(used) in investing activities		**184,175**	**(871,263)**	**220,727**	**(871,263)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from the issue of shares		5,400,000	1,120,505	5,400,000	1,120,505
Share issue costs paid		(294,560)	(53,127)	(294,560)	(53,127)
Net cash provided by financing activities		**5,105,440**	**1,067,378**	**5,105,440**	**1,067,378**
Net increase/(decrease) in cash held		**1,420,940**	**(494,544)**	**1,415,606**	**(494,544)**
Cash at the beginning of the financial year		**1,050,533**	**1,545,077**	**1,050,533**	**1,545,077**
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		-	-	-	-
Cash at the end of the financial year	20(a)	**2,471,473**	**1,050,533**	**2,466,139**	**1,050,533**

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies which have been adopted in the preparation of this financial report are:

(a) Basis of preparation and going concern

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. These accounting policies have been consistently applied by each entity in the Consolidated Entity and are consistent with those of the previous year. The financial report has been prepared on an accrual basis of accounting including the historical cost convention and the going concern assumption.

In common with start up technology companies the company's operations are subject to considerable risks due primarily to the nature of research, development and commercialisation to be undertaken. The Company requires additional funding to successfully execute its existing and future plans. The financial statements take no account of the consequences, if any, of the effects neither of unsuccessful product development or commercialisation nor, of the inability of the company to obtain adequate funding. Unless otherwise stated these accounts have been prepared in Australian Dollars.

(b) Principles of consolidation

The consolidated financial statements of the Consolidated Entity include the financial statements of the Company, being the parent entity, and its controlled entities. Where an entity either began or ceased to be controlled during the financial year, the results are included only from the date control commenced or up to the date control ceased. The balances and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated. The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

(c) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to entities outside the Consolidated Entity. Revenue from the sales of goods is recognised when control of the goods passes to the customer.

Revenue from the rendering of services is recognised upon the delivery of the service to the customer.

Interest revenue

Interest revenue is recognised as it accrues.

(d) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST) except:

- where the amount of GST incurred is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of the GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the ATO.

(e) Foreign currency

Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at reporting date are translated at the rates of exchange ruling on that date. Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains and losses in the statement of financial performance in the financial year in which the exchange rates change.

Translation of controlled foreign entities

The assets and liabilities of controlled foreign entities that are self-sustaining are translated at the rates of exchange ruling at the reporting date. The statements of financial performance are translated at the average rate for the financial year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve.

(f) Income tax

The Consolidated entity adopts the income statement liability method of tax effect accounting whereby the income tax expense is calculated on profit from ordinary activities adjusted for permanent differences between taxable and accounting income. The tax effect of the timing differences which arise from items being brought to account in different years for income tax and accounting purposes, is carried forward in the statement of financial position as a deferred tax asset or deferred tax liability.

Deferred tax assets are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Deferred tax assets in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income tax legislation and the anticipation that the Consolidated Entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by law.

(g) Earnings per share

Basic earnings per share ("EPS") is calculated by dividing the net loss attributable to members of the parent entity for the financial period, after excluding any costs of servicing equity by the weighted average number of ordinary share of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential of ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus issue.

(h) Acquisition of assets

All assets acquired, including plant & equipment and intangibles, are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

When equity instruments are issued as consideration for services rendered, their market price at the date of acquisition is used as fair value.

(i) Cash and cash equivalents

Cash on hand and in banks and short-term deposits are stated at nominal values.

For the purposes of the statement of cash flows, cash includes cash on hand and at bank and short term deposits at call, net of outstanding overdrafts convertible to cash within 3 months. Interest is recognized as an expense as it accrues.

(j) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate of doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised at net realisable value.

(k) Inventories

Inventories are carried at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- Raw materials – purchase cost on a first-in-first-out basis; and
- Finished goods – cost of direct material from third party manufacturer.

(l) Investments

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount. Listed shares held for trading are carried at net market value. Changes in net market value are recognised as a revenue or expense in determining the net profit for the period.

(m) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership. All of the lease payments made by the Company and its controlled entities are for operating leases, where substantially all the risks and benefits remain with the lessor and are charged as expenses in the periods in which they occur.

(n) Interests in joint venture

The Company's share of the assets, liabilities, revenues and expenses of joint venture operations are included in the appropriate items of the statement of financial performance. Details of the Company's interests are shown at Note 26.

(o) Research costs

Acquired in-process research and development is only recognised as a separate asset when future benefits are expected beyond any reasonable doubt to be recovered.

Research costs are expensed as incurred.

(p) Depreciation and amortisation

Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods. Depreciation is expensed on a straight-line basis.

The depreciation rates used for each class of assets are as follows:

	2004	2003
Leasehold improvements	N/A	33%
Plant and equipment	7 - 33%	7 - 33%

(q) Payables

Liabilities are recognised for amounts to be paid in the future for goods or services rendered. Trade accounts are normally settled on net 30 day terms.

(r) Employee benefits

Wages, salaries and annual leave

Liabilities for employee benefits for salaries, wages and annual leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay after reporting date including related on-costs.

Long service leave

The provision for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to reporting date.

The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history, and is discounted using the rates attaching to national government securities at reporting date which most closely match the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

Superannuation plans

The Company and its controlled entities contribute to several superannuation plans. The Consolidated Entity is obliged to contribute to the plans as a consequence of legislation. Contributions are recognised as an expense as they are made.

Equity based compensation

The value of equity-based compensation described in Note 23 is not being recognised as an employee benefits expense.

(s) Contributed capital

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

(t) Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

NOTES TO THE FINANCIAL STATEMENTS

Australian Cancer Technology Limited and its controlled entities for the year ended 30 June 2004

	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
2 Revenue from ordinary activities				
Sale of goods revenue from operating activities	27,727	-	-	-
Other revenues:				
Revenue from operating activities				
Interest income	95,764	49,396	95,564	49,396
Rental income	20,000	150,200	20,000	150,200
Revenue from outside operating activities				
Proceeds on disposal of investments	58,523	3,990	58,523	3,990
Proceeds on disposal of mining tenements	200,000	526,668	200,000	526,668
Non-refundable deposit received	-	25,000	-	25,000
Proceeds from disposal of equipment	19,500	340	19,500	340
Insurance proceeds received	2,380	-	2,380	-
Total other revenues	**396,167**	**755,594**	**395,967**	**755,594**
Total revenue from ordinary activities	**423,894**	**755,594**	**395,967**	**755,594**

3 Loss from ordinary activities before income tax expense

(a) Individually significant items included in loss from ordinary activities before related income tax expense:

	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
Write off capitalised research and development	3,179,446	1,658,532	3,179,446	1,658,532
(b) Expenses				
Cost of goods sold	13,779	-	-	-
Sales and marketing	697,892	-	-	-
Provision for asset deficiency in controlled entity	-	-	710,440	-
Research and development	1,358,152	-	1,358,152	-
Administration costs	2,413,667	1,947,617	2,413,667	1,947,617
	4,483,490	**1,947,617**	**4,482,259**	**1,947,617**

(c) Loss from ordinary activities before related income tax expense has been arrived at after charging the following items:

	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
Interest paid	1,038			
Depreciation and amortisation of non-current assets				
Property, plant and equipment	16,654	18,283	14,292	18,283
Amortisation of patents and licences	-	541,929	-	541,929
Cost of mining tenements sold	-	775,000	-	775,000
Loss on disposal of property, plant and equipment	30,346	12,252	30,346	12,252
Loss/(gain) on disposal of investments	(21,273)	(679)	(21,273)	(679)
Loss/(gain) on sale of mining tenements	(200,000)	248,332	(200,000)	248,332
Diminution in value of current investments	-	36,750	-	36,750
Operating lease rental	161,754	103,556	161,754	103,556
Unrealised foreign exchange gain	55,514	-	55,514	-

NOTES TO THE FINANCIAL STATEMENTS

Australian Cancer Technology Limited and its controlled entities for the year ended 30 June 2004

	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
4 Auditors' remuneration				
Ernst & Young				
- audit and review of financial reports	35,000	-	35,000	-
- other services	7,500	-	7,500	-
Other auditors				
- audit and review of financial reports	-	9,730	-	9,730
- other services	-	425	-	425

5 Income tax expense

	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
(a) Income tax expense				
Prima facie income tax benefit calculated at 30% (2003: 30%) on the profit from ordinary activities	(2,177,020)	(946,830)	(2,184,009)	(946,830)
Add tax effect of:				
Non-assessable items	(18,154)	-	(18,154)	-
Less tax effect of:				
Non-allowable items	3,715	176,412	3,715	176,412
Timing differences not recognised	1,052,741	555,933	1,265,873	555,933
Tax losses not brought to account as deferred tax asset	1,138,718	214,485	932,575	214,485
Research and development tax rebate	196,646	291,418	196,646	291,418
Income tax benefit attributable to loss from ordinary activities	**196,646**	**291,418**	**196,646**	**291,418**

Deferred tax asset not brought to account

The Company has accumulated tax losses of $4,066,095 (2003: $957,509). The potential deferred tax asset (at a corporate rate of 30%) of these losses $ 1,219,829 (2003: $287,253) will only be realised if:

(i) the Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the losses and deductions to be realised;

(ii) the Company continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

6 Earnings (loss) per share

	2004	2003
Net loss used in the calculation	(7,060,088)	(3,156,099)
Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	93,042,017	66,565,399
Weighted average number of ordinary shares outstanding during the year used in calculation of diluted EPS	93,042,017	66,565,399

Since the end of the financial year, 312,500 ordinary shares at $0.48 per share, 1,000,000 options exercisable at $0.58 per share (expire 23 June 2009) and 340,000 options exercisable at $0.40 per share (expire 30 July 2007) have been issued pursuant to advisory agreements.

There have been no other conversions to, calls of, or subscriptions for ordinary shares of issues of potential ordinary shares since the reporting date and before the completion of this financial report.

NOTES TO THE FINANCIAL STATEMENTS

Australian Cancer Technology Limited and its controlled entities for the year ended 30 June 2004

7 Segment reporting

During the year the company operated in one business segment, that being oncology drug search and development in two geographical segment, Australia and the United States. The company had residual revenue from the sale of mining tenements disposed of in the 2003 reporting period.

	AUSTRALIA 2004	AUSTRALIA 2003	NORTH AMERICA 2004	NORTH AMERICA 2003	ELIMINATIONS 2004	ELIMINATIONS 2003	TOTAL 2004	TOTAL 2003
REVENUE								
From the sale of mining tenements	200,000	526,668					200,000	526,668
From ordinary business	195,967	228,926	27,727				223,894	228,926
	395,967	755,594	27,727	-	-	-	423,894	755,594
PROFIT/(LOSS)								
Profit/(loss) from ordinary activities before interest and income tax	(7,375,595)	(3,496,913)	(686,305)	-	710,440	-	(7,351,460)	(3,496,913)
Net interest income							94,726	49,396
Profit/(loss) from ordinary activities before income tax							(7,256,734)	(3,447,517)
Income tax benefit relating to ordinary activities							196,646	291,418
Profit/(loss) from ordinary activities							(7,060,088)	(3,156,099)
Depreciation and amortization	14,292	560,212	2,362	-	-	-	16,654	560,212
Non-cash expenses other than depreciation and amortisation	3,285,669	1,655,790	-	-	-	-	3,285,669	1,655,790
Total assets	2,913,866	4,558,538	239,209	-	(164,542)	-	2,988,533	4,558,538
Total liabilities	489,605	381,333	949,650	-	(874,838)	-	564,417	381,333
Capital expenditure	70,261	10,353	33,766	-	-	-	104,027	10,353

NOTES TO THE FINANCIAL STATEMENTS

Australian Cancer Technology Limited and its controlled entities for the year ended 30 June 2004

	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
8 Receivables				
CURRENT				
Trade debtors	20,694	8,006	-	8,006
Other debtors	8,160	7,398	8,160	7,398
Amount due from director related entity (Note 25c)	-	200,000	-	200,000
	28,854	**215,404**	**8,160**	**215,404**
NON CURRENT				
Related party receivables				
Loan to wholly-owned controlled entity (Note 25a)	-	-	874,837	-
Provision for deficiency of assets	-	-	(710,440)	-
	-	-	**164,397**	-
9 Inventor				
Raw materials	9,190	-	-	-
Finished goods	145,602	-	-	-
Valued at lower of costs or net realisable value	**154,792**	-	-	-
10 Investment				
Current				
Shares in listed corporations at market value	2,951	40,201	2,951	40,201
Shares in controlled entities, unlisted at costs	-	-	145	-
	2,951	**40,201**	**3,096**	**40,201**
11 Other assets				
Prepayments	43,051	12,809	18,917	12,809
Short term loan (Note 24)	142,369	-	142,369	-
Prepayments	**185,420**	**12,809**	**161,286**	**12,809**
12 Plant and equipment				
Plant and equipment at cost	104,027	107,598	70,261	107,598
Accumulated depreciation	(8,815)	(47,453)	(6,373)	(47,453)
	95,212	**60,145**	**63,888**	**60,145**

Movements in carrying amounts

Movement in carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year.

	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
Balance at the beginning of year	60,145	80,637	60,145	80,637
Additions	104,027	10,353	70,261	10,353
Disposals	(52,226)	(12,562)	(52,226)	(12,562)
Depreciation expense	(16,654)	(18,283)	(14,292)	(18,283)
Net foreign exchange differences on translation of foreign operations	(80)	-	-	-
Carrying amount at the end of year	**95,212**	**60,145**	**63,888**	**60,145**

NOTES TO THE FINANCIAL STATEMENTS

Australian Cancer Technology Limited and its controlled entities for the year ended 30 June 2004

	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
13 Intangible assets				
Patents, licences, research and development at cost				
- Balance at beginning of year	5,379,907	3,430,957	5,379,907	3,430,957
- Costs incurred during the year and deferred	-	1,948,950	-	1,948,950
	5,379,907	**5,379,907**	**5,379,907**	**5,379,907**
Accumulated amortisation	(2,200,461)	(541,929)	(2,200,461)	(541,929)
Write off patents, licences and research and development costs	(3,179,446)	(1,658,532)	(3,179,446)	(1,638,532)
	-	**3,179,446**	-	**3,179,446**
14 Payables				
Trade creditors	558,194	374,183	483,382	374,183
Related parties	-	7,150	-	7,150
	558,194	**381,333**	**483,382**	**381,333**

Trade creditors are unsecured, non-interest bearing and are normally settle on net 30 day terms

	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
15 Provisions				
Current				
Employee entitlements	**5,440**	-	**5,440**	-
Non current				
Employee entitlements	**783**	-	**783**	-
Number of employees				
Number of employees at year end	**7**	**2**	**3**	**2**

	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
16 Contributed equity				
Share capital				
102,948,243 (2003: 71,674,433) ordinary shares fully paid	**21,392,975**	**16,062,535**	**21,392,975**	**16,062,535**

	2004 Number of shares	2004 $ '000	2003 Number of shares	2003 $ '000
Movement in ordinary shares				
Balance at the beginning of financial year	71,674,433	16,062,535	61,561,341	14,345,157
Issued during the year				
- private equity placement	29,523,810	5,400,000	6,863,092	1,120,505
- less transaction costs	-	(294,560)	-	(53,127)
- placement in lieu of services paid	1,750,000	225,000	3,250,000	650,000
Balance at end of financial year	**102,948,243**	**21,392,975**	**71,674,433**	**16,062,535**

(i) Terms and conditions of contributed equity

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholder's meetings.

In the event of winding up the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

(ii) Options on issue as at 30 June 2004, all options vest on grant;

ISSUE DATE	EXPIRY DATE	ON ISSUE	EXERCISE PRICE
Employee options			
11 August 2003	31 December 2006	4,000,000	$ 0.20
12 March 2004	30 June 2007	500,000 [(a)]	$ 0.40
22 December 2003	31 December 2008	700,000	$ 0.32
23 March 2004	19 July 2009	5,000,000	$ 0.46
		10,200,000	
Non employee options			
6 December 2002	31 December 2004	500,000	$ 0.20
22 December 2003	31 December 2008	400,000	$ 0.32
3 May 2000	3 May 2005	5,500,000	$ 0.32
5 February 2004	5 February 2007	700,000	$ 0.30
		7,100,000	
	On issue	**17,300,000**	

(a) Options vest in 2 stages of 250,000 each, one as at grant date and the second at 31 December 2004.

	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
17 Reserves				
Foreign currency translation				
Balance at beginning of financial year	-	-	-	-
Net translation adjustment	(23,441)	-	-	-
Balance at end of financial year	**(23,441)**	-	-	-

The foreign currency translation reserve is used to record exchange differences arising from the translation of self-sustaining foreign operations. Refer to accounting policy Note 1(e).

	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
18 Accumulated losses				
Balance at beginning of year	(11,885,330)	(8,729,231)	(11,885,330)	(8,729,231)
Net loss attributable to members of the parent entity	(7,060,088)	(3,156,099)	(7,083,384)	(3,156,099)
Balance at end of financial year	**(18,945,418)**	**(11,885,330)**	**(18,968,714)**	**(11,885,330)**

	INTERESTED HELD 2004 %	INTERESTED HELD 2003 %	COUNTRY OF INCORPORATION
19 Controlled entities			
Particulars in relation to controlled entities			
The Company			
Australian Cancer Technology Limited			Australia
Controlled entities			
ACT (USA), Inc	100	-	United States of America
Adjuvantys, Inc	100	-	United States of America
Inqbate Pty Ltd	100	100	Australia

20 Notes to the statement of cash flows

(a) Reconciliation of cash

Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
Cash at bank	8,248	9,497	2,914	9,497
Cash on deposit	2,463,225	1,041,036	2,463,225	1,041,036
	2,471,473	1,050,533	2,466,139	1,050,533

(b) Reconciliation of loss from ordinary activities after income tax to net cash provided by operating activities

	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
Loss from ordinary activities after income tax	(7,060,088)	(3,156,099)	(7,083,384)	(3,156,099)
Add/(less) items classified as investing/financing activities:				
Payments for exploration and development expenditure	-	(220)	-	(220)
Loss on sale of plant and equipment	30,346	12,252	30,346	12,252
Loss/(gain) on sale of mining tenements	(200,000)	223,332	(200,000)	223,332
Loss/(gain) on sale of investments	(21,273)	(679)	(21,273)	(679)
Diminution of investments	-	36,750	-	36,750
Add/(less) non-cash items:				
Depreciation	16,654	18,283	14,292	18,283
Amortisation of patents and licences	-	541,929	-	541,929
Provision for deficiency of assets in controlled entities	-	-	710,440	-
Shares issued for services rendered	100,000	-	100,000	-
Write off of licence and patents costs	3,179,446	1,658,532	3,179,446	1,658,532
Provision for employee entitlements	6,223	(2,742)	6,223	(2,742)
Net cash provided by operating activities before change in assets and liabilities	(3,948,692)	(668,662)	(3,269,910)	(668,662)
Change in assets and liabilities				
Decrease/(increase) in receivables	(13,450)	(10,058)	7,244	(10,058)
Decrease/(increase) in non-current receivables	-	-	(874,837)	-
Decrease/(increase) in inventory	(154,792)	-	-	-
Decrease/(increase) in prepayments	(30,242)	(4,785)	(6,108)	(4,785)
Increase/(decrease) in creditors	301,863	(7,154)	227,050	(7,154)
Foreign exchange rate adjustment	(23,362)	-	-	-
Cash out flow from operations	(3,868,675)	(690,659)	(3,910,561)	(690,659)

(c) Non cash financing and investment activities

During the year the company issued shares to the value of $125,000 in consideration for services provided in relation to continued development and acquisition of biotechnology projects which was accrued for in the year ended 30 June 2003 and $100,000 for capital raising costs incurred in the current year.

(d) Financing facilities

The company does not have any credit standby arrangements, used or unused loan facilities.

(e) Bank guarantee

The company through the Bank of Western Australia, has a bank guarantee in place for $38,228 which expires 31 July 2007 issued in connection with our corporate office lease.

21 Operating lease commitments

	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
Future non-cancellable operating lease rentals not provided for in the financial statements are payable as follows:				
Not later than one year	127,453	78,000	85,063	78,000
Later than one year but not later than five years	256,099	-	191,038	-
Later than five years	-	-	-	-
Total commitments	**383,552**	**78,000**	**276,101**	**78,000**

The commitments referred to above are for the rental of office premises in the US which expires 31 December 2006 and Australia which expires in July 2007.

22 Employee benefits

(a) Employee benefits

The aggregate employee benefit liability is comprised of:

	CONSOLIDATED 2004	CONSOLIDATED 2003	COMPANY 2004	COMPANY 2003
Accrued wages, salaries and on-costs	26,604	-	26,604	-
Provisions - current	5,440	-	5,440	-
Provisions - current	783	-	783	-
	32,827	-	32,827	-

(b) Employee share option scheme

Australian Cancer Technology Limited has an employee share scheme where it may, at the discretion of management, grant options over the ordinary shares of Australian Cancer Technology Limited to directors, executives and certain members of staff of the consolidated entity. The options are issued for nil consideration. The options have varying terms and will not be quoted on the ASX.

		2004 No. of options	2004 Weighted avg price	2003 No. of options	2003 Weighted avg price
Balance at beginning of year	23(a)	300,000	$0.32	-	-
- granted	23(b)	10,200,000	$0.34	300,000	$0.32
- forfeited		(300,000)	$0.32	-	-
- exercised		-	-	-	-
Balance at end of year	23(c)	**10,200,000**	**$0.34**	**300,000**	**$0.32**
Exercisable at end of year		**10,200,000**	**$0.34**	**300,000**	**$0.32**

NOTES TO THE FINANCIAL STATEMENTS

Australian Cancer Technology Limited and its controlled entities for the year ended 30 June 2004

22 Employee benefits cont:

(c) Options held at the beginning of the reporting period:

No. of options	Grant date	Vesting date	Expiry date	Exercise price
300,000	5 November 2002	5 November 2002	31 December 2003	$0.32

(d) Options granted during the reporting period:

The following table summarises information about options granted during the year:

No. of options	Grant date	Vesting date	Expiry date	Exercise price
4,000,000	11 August 2003	11 August 2003	31 December 2006	$0.20
700,000	22 December 2003	22 December 2003	31 December 2008	$0.32
250,000	12 March 2004	27 April 2004	30 June 2007	$0.40
250,000	12 March 2004	31 December 2004	30 June 2007	$0.40
5,000,000	23 March 2004	23 March 2004	19 July 2009	$0.46

(e) Options held at the end of the reporting period:

The following table summarises information about options held by employees as at 30 June 2004:

No. of options	Grant date	Vesting date	Expiry date	Exercise price
4,000,000	11 August 2003	11 August 2003	31 December 2006	$0.20
700,000	22 December 2003	22 December 2003	31 December 2008	$0.32
250,000	12 March 2004	27 April 2004	30 June 2007	$0.40
250,000	12 March 2004	31 December 2004	30 June 2007	$0.40
5,000,000	23 March 2004	23 March 2004	19 July 2009	$0.46

NOTES TO THE FINANCIAL STATEMENTS

Australian Cancer Technology Limited and its controlled entities for the year ended 30 June 2004

23 Director and executive disclosures

The Company's policy for determining the nature and amount of emoluments of Board members and senior executives of the Company is as follows:

- The remuneration structure for executive officers, including executive directors, seeks to emphasise payments for results through providing various reward schemes, for example the incorporation of Share Option Incentive Schemes.
- The objective of the reward schemes is to both reinforce the short and long term goals of the Company and to provide a common interest between management and shareholders.

(a) Remuneration of directors and specified executives:

Specified Directors	Salary and fees	Non monetary benefits	Post employment	Termination benefits	Sub total	Equity Options	2004 Total	2003 Total
Executive								
Dr. R Aston	124,509	-	2,791	-	127,300	407,166	534,466	83,000
Mr. P Hopper **(Note 25b)**	207,384	-	-	-	207,384	564,166	771,550	-
Non-executive								
Dr. K Woodthorpe	27,900	-	2,306	-	30,206	-	30,206	30,443
Dr. R Z Opara [a]	5,980	-	538	-	6,518	-	6,518	-
Dr. A Cowden	96,450	-	13,050	57,750	167,250	-	167,250	147,000
Mr. B D Dickson	78,950	-	1,050	39,000	119,000	-	119,000	108,000
	541,173	-	**19,735**	**96,750**	**657,658**	**971,332**	**1,628,990**	**368,443**
Specified Executives								
Mr. T Milicevic Chief Financial Officer[b]	23,289	-	2,096	-	25,385	75,550	100,935	-
Dr. M E Maida CEO ACT (USA), Inc[c]	63,321	10,198	-	-	73,519	47,775	121,294	-
Mr. J Reding COO ACT (USA), Inc[c]	84,056	-	-	-	84,056	9,555	93,611	-
Mr. A Summo VP Sales ACT (USA), Inc(c)	73,537	-	-	-	73,537	9,555	83,092	-
	244,203	**10,198**	**2,096**	-	**256,497**	**142,435**	**398,932**	-

(a) Appointed 15 April 2004 and resigned 21 September 2004
(b) Appointed 27 April 2004.
(c) Appointed 8 September 2003.

There is no difference between the highest paid employee and highest ranking employee.

The company uses the fair value measurement provisions of AASB 1046 "Director and Executive Disclosures for Disclosing Entities" for all options granted to Directors and relevant executives.

Given that AustCancer has not paid any dividends and management has recently stated the company will likely not pay any dividends in the near future, the Black-Scholes option pricing methodology has been utilised to provide market value for the AustCancer options.

23 Director and executive disclosures cont:

During the year options were issued to executive directors and officers of AustCancer and their fair value was derived under the assumptions below:

Name	Date of Grant	Expiry date	No. of options	Share price (at grant date)	Exercise price	Volatility	Risk free rate	Single option price	Value of class
Mr. P Hopper	11 Aug 03	31 Dec 06	2,000,000	$0.1409	$0.20	60%	5.310%	$0.1047	$93,166
	23 Mar 04	19 Jul 09	3,000,000	$0.3579	$0.46	60%	5.105%	$0.1570	$471,000
									$564,166
Dr. R Aston	11 Aug 03	31 Dec 06	2,000,000	$0.1409	$0.20	60%	5.310%	$0.1047	$93,166
	23 Mar 04	19 Jul 09	2,000,000	$0.3579	$0.46	60%	5.105%	$0.1570	$314,000
									$407,166
Mr. T Milicevic (i)	12 Mar 04	30 Jun 07	500,000	$0.3321	$0.40	60%	5.155%	$0.1511	$75,550
Dr. M Maida	22 Dec 03	31 Dec 08	500,000	$0.2075	$0.32	60%	5.155%	$0.0956	$47,775
Mr. J Reding	22 Dec 03	31 Dec 08	100,000	$0.2075	$0.32	60%	5.155%	$0.0956	$9,555
Mr. A Summo	22 Dec 03	31 Dec 08	100,000	$0.2075	$0.32	60%	5.155%	$0.0956	$9,555
			10,200,000						$1,113,767

(i) Options vest in 2 stages of 250,000 each, one as at grant date and the second at 31 December 2004.

Currently, these fair values are not recognized as expenses in the financial statements. However, as these options have no vesting period, should they be expensed, they would be included as an increase in employee benefits expense of $1,113,767 for the 2004 financial year (2003: $443).

(b) Exercisable option holdings of specified directors and specified executives

Name	Balance 1 July 2003	Granted as remuneration	Options exercised	Net change	Balance 30 June 2004
Executive					
Dr. R Aston	-	5,000,000	-	5,000,000	5,000,000
Mr. P Hopper	-	4,000,000	-	4,000,000	4,000,000
Non-executive					
Dr. K Woodthorpe	300,000	-	-	(300,000)	-
Dr. R Z Opara	-	-	-	-	-
Dr. A Cowden	3,000,000	-	-	-	3,000,000
Mr. B D Dickson	2,000,000	-	-	-	2,000,000
Specified Executives					
Mr. T Milicevic	-	500,000	-	500,000	500,000
Dr. M E Maida	-	500,000	-	500,000	500,000
Mr. J Reding	-	100,000	-	100,000	100,000
Mr. A Summo	-	100,000	-	100,000	100,000
	5,300,000	10,200,000	-	9,900,000	15,200,000

23 Director and executive disclosures cont:

(c) Shareholdings of specified directors and specified executives

Name	Balance 1 July 2003	Granted as remuneration	Options exercised	Net change	Balance 30 June 2004
Executive					
Dr. R Aston	1,473,625	-	-	1,473,625	1,473,625
Mr. P Hopper	-	-	-	10,100,000	10,100,000
Non-executive					
Dr. K Woodthorpe	-	-	-	-	-
Dr. R Z Opara	-	-	-	18,061,581	18,061,581
Dr. A Cowden	2,248,980	-	-	(2,248,980)	-
Mr. B D Dickson	152,250	-	-	(152,250)	-
Specified Executives					
Mr. T Milicevic	-	-	-	-	-
Dr. M E Maida	-	-	-	-	-
Mr. J Reding	-	-	-	-	-
Mr. A Summo	-	-	-	-	-
	3,874,855	-	-	27,233,976	29,635,206

24 Events subsequent to balance date

(a) On 20 May 2004, the Company entered into an agreement for the acquisition of the assets of Galenica Pharmaceuticals, Inc. which was subject to AustCancer shareholder approval prior to consummation. On July 19 2004, shareholder approval was given to issue fully paid ordinary shares in the capital of the Company for the proposed acquisition of the entire assets and undertakings, including patents and other intellectual property rights, know-how and proprietary technology, of Galenica Pharmaceuticals, Inc. by the Company for a maximum total consideration of equivalent US $5,000,000. The consideration payable is to be satisfied in cash or by the issue of shares in the capital of the Company or either one of them, at the election of the Company, to the value of US $1,000,000 at settlement, US $3,000,000 12 months following settlement and US $1,000,000 24 months following settlement.

The 2 August 2004, the Company satisfied the first tranche of consideration by US$ 350,000 cash less the loan advanced as disclosed in Note 11 (no other financial effect has been recognised in the financial statements) plus interest and the issue of 1,955,758 shares at an issue price of 48 cents per share, being the closing price of shares in the Company on 20 May 2004. Where the second and third tranches are satisfied by the issue of shares, the issue price of the second and third tranches will be the average closing price of shares in the Company traded on the Australian Stock Exchange of the same class over a period of 30 trading days immediately preceding the first and second anniversary of the date of settlement.

(b) On 27 August 2004, the Board appointed Mr. Alexander L. Cappello to the Board as an independent Director.

(c) On *1 September 2004, the Company announced the placement of 9.485 million ordinary fully paid shares* at $0.40 per share, to raise $3.794 million before costs and 1.654 million three-year options, exercisable at $0.60 per share.

(d) On 15 September 2004, the Board appointed Mr. Arthur J Benvenuto to the Board as an independent Director.

25 Related party disclosures

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

(a) The company has provided an interest free loan to ACT (USA), Inc., with no fixed repayment date. There were no repayments during the year.

(b) During the year, the company engaged the services of Mr. Hopper via a consulting agreement with AGTM Pty Ltd. Prior to Mr. Hopper joining the Board and assuming the role of Managing Director, the Company agreed to pay AGTM Pty Ltd $60,000 for raising capital and introducing the Company to the revisys™ business. In accordance with the agreed contract, AGTM Pty Ltd received $207,384 in fees from the Company for the services provided by Mr. Hopper. Effective 1 July 2004, Mr. Hopper became a full time employee of the Company.

(c) During the year, the Company received $400,000 from the sale of its mineral assets to Deep Yellow Limited (formerly Julia Corporation Limited). Dr. Cowden and Mr. Dickson are Directors of Deep Yellow Limited.

26 Interest in joint ventures

A strategic alliance and unincorporated 40:60 joint venture with BioFocus plc (BioFocus), a leading UK based drug discovery and chemistry provider, has secured for AustCancer a pipeline of potential treatments of cancer. During the year ended 30 June 2004, the Company's expensed $740,837 being the carrying value in the Statement of Financial Position, as at 30 June 2003, to the statement of financial performance as research and development costs written off. The Company has no expenditure commitments or capitalised expenditure at the year end in relation to the joint venture.

28 Financial instruments

(a) Interest rate risk

The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the reporting date, are as follows:

Financial Instrument	Floating Interest Rate		Non Interest Bearing		Total	
	2004	2003	2004	2003	2004	2003
(i) Financial assets						
Cash	2,468,560	1,041,036	2,913	9,497	2,471,473	1,050,533
Receivables			28,854	215,404	28,854	215,404
Investments			2,951	40,201	2,951	40,201
Deposits	46,900	-	2,931	-	49,831	-
Other receivable		-	142,369	-	142,369	-
Total financial assets	**2,515,460**	**1,041,036**	**180,018**	**265,102**	**2,695,478**	**1,306,138**
Weighted average interest rate	5.00%	4.40%				
(ii) Financial liabilities						
Payables		-	558,195	381,333	558,195	381,333
Total financial liabilities	-	-	**558,195**	**381,333**	**558,195**	**381,333**

(b) Net fair values

The carrying amount approximates fair value for all assets and liabilities.

(c) Credit risk

The consolidated entity's maximum exposures to credit risk at reporting date in relation to each class of recognised financial assets, is the carrying amount of those assets as indicated in the statement of financial position.

29 Impact of adopting AASB equivalents to IASB standards

AustCancer has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has allocated internal resources with expert external advice to isolate key areas that will be impacted by the transition to IFRS. As AustCancer has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when AustCancer prepare its first fully IFRS compliant financial report for the year ended 30 June 2006.

Set out below is the key area where accounting policies will change and may have an impact on the financial report of AustCancer. At this stage the company has not been able to reliably quantify the impacts on the financial report.

Share based payments

Under AASB 2 Share Based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based compensation. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of the future effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown. However, implementation is to have a negative impact on accumulated losses.

NOTES TO THE FINANCIAL STATEMENTS
Australian Cancer Technology Limited and its controlled entities for the year ended 30 June 2004

DIRECTORS' DECLARATION

In the opinion of the directors of Australian Cancer Technology Limited ("the Company"):

(a) the financial statements and notes, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date: and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Sydney this 21 September 2004.

Signed in accordance with a resolution of the Board of Directors.

Dr Roger Aston
Director

INDEPENDENT AUDIT REPORT TO MEMBERS OF AUSTRALIAN CANCER TECHNOLOGY LIMITED

ERNST & YOUNG

The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Syndey NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Australian Cancer Technology Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors[2].

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or *judgement of the appropriateness or reasonableness of the business* plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Australian Cancer Technology Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Australian Cancer Technology Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding Continuation of Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1(a) to the financial statements, there is significant uncertainty whether the company and/or the consolidated entity will be able to continue as going concerns and therefore whether they will be able to pay their debts as and when they fall due and realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the company and/or the consolidated entity not continue as going concerns.

Ernst & Young

Ernst & Young

Neil Wykes
Partner
Sydney

21 September 2004

ASX ADDITIONAL INFORMATION

The following information was applicable at 1 September 2004.

Distribution of shareholders	Number of ordinary shareholders	Number of ordinary shares held	%
1 - 1,000	557	98,965	0.09
1,001 - 5,000	697	2,203,427	2.09
5,001 - 10,000	535	4,622,964	4.39
10,001 - 100,000	908	28,648,748	27.23
100,001 and over	104	69,642,397	66.20
Total	**2,801**	**105,216,501**	**100.00**

Less than marketable parcel (market value less than A$500 or 1,177 shares based on a market price of $0.425 as at 1 September 2004) was held by 580 holders with 124,302 units.

Substantial shareholders	Number of ordinary shares held	%
Dr Richard Opara and related parties	18,061,581	17.2
Carecell Pty Ltd	10,000,000	9.5
Westpac Custodian Nominees Limited	5,795,000	5.5
Total	**33,856,581**	**32.2**

Substantial shareholders	Number of ordinary shares held	%
Carecell Pty Ltd	10,000,000	9.50
Willow Australia Pty Ltd	10,000,000	9.50
Westpac Custodian Nominees Limited	5,795,000	5.51
Mr Richard Opara & Mrs Dorota Eva Opara	5,311,581	5.05
Degor Enterprises Pty Limited	2,750,000	2.60
Citicorp Nominees Pty Limited	2,542,996	2.42
Biotech Industries Pty Limited	2,500,000	2.38
Trinto Pty Ltd	2,000,000	1.90
Galenica Pharmaceuticals, Inc	1,955,748	1.86
Carnethy Investments Pty Ltd	1,250,000	1.19
Kingstrust Pty Ltd	1,250,000	1.19
Consolidated Nominees Pty Ltd	1,040,000	0.99
Mr John Pizzoferrato	1,000,000	0.95
Mr George Soumelides	900,000	0.86
Biohealth Investments Pty Ltd	900,000	0.86
Oceancrest Corporation Pty Ltd	897,000	0.85
Sarten Residential Pty Ltd	813,700	0.77
Mr Roger Aston	797,500	0.76
Mr Paul Louis Christoff	700,000	0.67
Equity Trust (Jersey) Limited	676,125	0.64
Total	**53,079,660**	**50.45**

On-market buyback

There is no current on-market buy-back.